Exhibit 99.149

SEDAR Version

NO AGREEMENT, ORAL OR WRITTEN, REGARDING OR RELATING TO ANY OF THE MATTERS COVERED BY THIS DRAFT AGREEMENT HAS BEEN ENTERED INTO BETWEEN THE PARTIES. THIS DOCUMENT, IN ITS PRESENT FORM OR AS IT MAY BE HEREAFTER REVISED BY ANY PARTY, WILL NOT BECOME A BINDING AGREEMENT OF THE PARTIES UNLESS AND UNTIL IT HAS BEEN SIGNED BY ALL PARTIES. THE EFFECT OF THIS LEGEND MAY NOT BE CHANGED BY ANY ACTION OF THE PARTIES.

PLAN OF MERGER AND SECURITIES PURCHASE AGREEMENT

By and Among

GREEN ROADS FOUNDERS LLC,

THE MEMBERS OF GREEN ROADS FOUNDERS LLC,

GREEN ROADS HOLDINGS LLC,

THE MEMBERS OF GREEN ROADS HOLDINGS LLC,

CLARITY LABS LLC,

THE MEMBERS OF CLARITY LABS, LLC,

THE VALENS COMPANY INC.,

And

VGR MERGER SUB, INC.

Dated April 26, 2021

[*****]

Plan of Merger and Securities Purchase Agreement
Page i of iii

PLAN OF MERGER AND SECURITIES PURCHASE AGREEMENT

THIS PLAN OF MERGER AND SECURITIES PURCHASE AGREEMENT (this “Agreement”), is entered into as of the 26th day of April, 2021 (the “Effective Date”) by and among the following (each, a “Party”, and collectively, the “Parties”): Green Roads Founders LLC, a Delaware limited liability company (the “Company”), the members of the Company designated as the Merger Sellers on Schedule 1 (the “Merger Sellers”), Green Roads Holdings LLC, a Delaware limited liability company (“GR Holdings”), members of GR Holdings designated as the GRH Sellers on Schedule 1 (the “GRH Sellers”), Clarity Labs, LLC, a Florida limited liability company (“Clarity Labs”), Anthony Alfonso and Megan Alfonso (each, a “Clarity Seller” and together the “Clarity Sellers”, and the Clarity Sellers together with the Merger Sellers, and GRH Sellers, each, a “Seller” and collectively, the “Sellers”), Dale Baker, as the representative of each Seller as more fully described herein (“Representative”), VGR Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and The Valens Company Inc., a corporation organized and existing under the laws of Canada (“Parent” and, together with Merger Sub, “Valens”).

RECITALS

WHEREAS, the Merger Sellers collectively own 100% of the issued and outstanding membership interests of the Company (the “Company Interests”), which constitute all of the issued and outstanding equity securities of the Company;

WHEREAS, the Company and the GRH Sellers collectively own 100% of the outstanding membership interests of GR Holdings, which constitute all of the issued and outstanding equity securities of GR Holdings (the “GRH Interests”);

WHEREAS, the Company and GR Holdings collectively own 100% of the outstanding membership interests of Green Roads of Florida, LLC, a Florida limited liability company (“GR Florida”), which constitute all of the issued and outstanding equity securities of GR Florida;

WHEREAS, GR Florida and the Clarity Sellers collectively own 100% of the outstanding membership interests of Clarity Labs which constitute all of the issued and outstanding equity securities of Clarity Labs (the “Clarity Interests”);

WHEREAS, Merger Sub is a direct wholly-owned subsidiary of Parent;

WHEREAS, Merger Sub, Parent, Sellers and the Company desire to effect a business combination through the statutory merger of the Company with and into the Merger Sub, with the Merger Sub continuing as the surviving entity (the “Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act (as amended, the “Act”) and the General Corporation Law of the State of Delaware;

WHEREAS, immediately following the Effective Time, Merger Sub and the Clarity Sellers desire to effect the transfer of the Clarity Interests held by the Clarity Sellers to the Merger Sub (the “Clarity Unit Transfer”) on the terms and subject to the conditions set forth in this Agreement;

Plan of Merger and Securities Purchase Agreement

WHEREAS, immediately following the Effective Time, the Company, Merger Sub, Parent, Sellers and GR Holdings desire to effect the transfer of the GRH Interests held by the GRH Sellers to the Merger Sub (the “GRH Unit Transfer”, and together with the Clarity Unit Transfer and the Merger, the “Transaction”) on the terms and subject to the conditions set forth in this Agreement, such that, as a result of the Transaction, Merger Sub will be the Surviving Company of the Merger and will beneficially own (directly and indirectly) 100% of the issued and outstanding membership interests of GR Holdings, GR Florida and Clarity Labs;

WHEREAS, the Total Consideration (as defined below) that the Sellers shall be entitled to receive in respect of the Transaction is comprised of (i) the Merger Consideration (as defined below) in respect of the Company Interests held by the Merger Sellers, (ii) the GRH Unit Consideration (as defined below) in respect of the GRH Interests held by the GRH Sellers, and (i)  the Clarity Shares Consideration in respect of the Clarity Interests held by the Clarity Sellers, in each case, subject to the terms and subject to the conditions set forth in the Transaction Documents;

WHEREAS, certain Company Parties (as hereinafter defined) hold certain licenses and/or permits issued by the Florida Department of Business and Professional Regulation, the Florida Department of Agriculture and Consumer Services, (collectively as the “Departments”) to operate as a Cosmetic Manufacturer under License Number [*****] and Hemp Food Establishment pursuant to Permit Number [*****] for the facility located at [*****], as a Hemp Food Establishment pursuant to Permit Number [*****] and Consumable Hemp Manufacturer pursuant to Registration Number [*****]for the facility located at [*****];

WHEREAS, for U.S. federal income tax purposes, (i) the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder that is eligible for the exception to Section 367(a)(1) of the Code set forth in Treasury Regulations Section 1.367(a)-3(c) (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations 1.368-2(g); and

WHEREAS, the board of managers or equivalent body of each Company Party has approved, and the Sellers have voted for, consented to, and have raised no objections against this Agreement, the Merger, the GRH Unit Transfer, and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties hereto hereby agree as follows:

1.	Definitions; Interpretive Guidelines.

(a)    Definitions. In addition to the terms defined elsewhere throughout this Agreement, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

[*****]

Plan of Merger and Securities Purchase Agreement

(i)    Clarity Consideration” means $1,800,000, all of which is to be paid in the form of Clarity Consideration Shares, to the Clarity Sellers in the respective amounts 90% of which is payable to [*****] and 10% of which is payable to [*****].

(ii)    “Clarity Consideration Shares” means the number of Parent Shares having an aggregate value equal to the Clarity Consideration, which shall have a per share value equal to the Closing Consideration Share Value.

(iii)    “Closing Consideration” means the portion of the Total Consideration payable at Closing, equal to (a) $40,000,000 minus (b) the Closing Indebtedness, minus (c) the Change of Control Payments, minus (d) Company Transaction Expenses, in each case (with respect to items (c) and (d), to the extent not paid by Sellers at or prior to Closing), minus (e) the sum of the NWC Escrow Amount, the Resale Tax Escrow Amount, and Retail Tax Amount, and (f) either plus the amount by which the Estimated Net Working Capital exceeds the Target Net Working Capital or minus the amount by which Estimated Net Working Capital is less than the Target Net Working Capital.

(iv)    “Closing Consideration Share Value” means $2.0677 per share.

(v)   “GRH Closing Consideration Shares” means the number of Parent Shares having an aggregate value equal to the GRH Closing Share Consideration, which shall have a per share value equal to the Closing Consideration Share Value.

(vi)    “GRH Closing Cash Consideration” means approximately ninety three percent (93%) of the GRH Unit Closing Consideration.

(vii)    “GRH Closing Share Consideration” means the GRH Unit Closing Consideration minus the GRH Closing Cash Consideration.

(viii)    “GRH Pro Rata Share” means, with respect to each GRH Seller, the percentage allocation set forth on Schedule 1 hereof under the column “GRH Pro Rata Share”.

(ix)    “GRH Unit Closing Consideration” means approximately twenty one and forty three one-hundredths percent (21.43%) of the Closing Consideration.

(x)   “GRH Unit Consideration” means approximately twenty one and forty three one-hundredths percent (21.43%) of the Total Consideration.

(xi)    “Merger Closing Consideration Shares” means the number of Parent Shares having an aggregate value equal to the Merger Closing Share Consideration, for which purpose the Parent Shares shall have a per share value equal to the Closing Consideration Share Value.

(xii)    “Merger Closing Cash Consideration” means approximately four and one-half percent (4.5%) of the Merger Closing Consideration.

(xiii)    “Merger Closing Consideration” means the Closing Consideration minus the GRH Unit Closing Consideration.

Plan of Merger and Securities Purchase Agreement

(xiv)    “Merger Closing Share Consideration” means the Merger Closing Consideration minus the Merger Closing Cash Consideration.

(xv)    “Merger Consideration” means the Total Consideration minus the GRH Unit Consideration.

(xvi)    “Merger Pro Rata Share” means, with respect to each Seller designated as a Merger Seller, the percentage allocation set forth on Schedule 1 under the column “Merger Pro Rata Share”.

(xvii)    “Total Consideration” means (a) the amount of the Closing Consideration, plus (b) the amount of any Earn-Out Payments plus (c) the amount of consideration distributed to Sellers upon release of the Aggregate Escrow Amounts subject to and in accordance with the terms of this Agreement and the Escrow Agreement.

(xviii)    “Accredited Investor Questionnaire” shall mean the accredited investor questionnaire, dated as of the Closing Date, from each Seller, in substantially the form attached hereto as Exhibit I.

(xix)    “Acceleration Event” means [*****].

(xx)    “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

(xxi)    “Aggregate Escrow Amount” means the sum of the NWC Escrow Amount, the PPP ([*****]) Escrow Amount, the PPP ([*****]) Escrow Amount, the Resale Tax Escrow Amount and the Retail Tax Escrow Amount.

(xxii)    “Applicable Resale Tax Rate” means in respect of each Resale Transaction, the sales tax rate which would have been the sales tax rate applicable to such Resale Transaction in the applicable jurisdiction if the Resale Transaction had been subject to sales tax at the time it occurred.

(xxiii)     “Applicable Accounting Standards” means GAAP or the International Financial Reporting Standards, as applicable; provided, for the avoidance of doubt, the Applicable Accounting Standard as it relates to any Post-Closing Company Party (including as it relates to EBITDA shall be International Financial Reporting Standards.

(xxiv)    “Approved Budget” means the budget of the Company Parties for the Earn-out Period, as mutually agreed by Parent and Representative in good faith prior to Closing, and which shall be substantially in the form previously provided to Valens.

Plan of Merger and Securities Purchase Agreement

(xxv)    “Bankruptcy Exception” means the effect of any applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights and remedies generally.

(xxvi)    “Books and Records” means all records (in any type of storage medium) in the possession or control of a Person, including, without limitation, customer lists, sales records, records relating to regulatory matters, financial and accounting records and compliance records.

(xxvii)    “Business Day” means any day other than a Saturday, Sunday or a day on which banks located in Ft. Lauderdale, FL or Toronto, Canada are closed.

(xxviii)    “Canadian Securities Laws” means, collectively, and as the context may require, the applicable securities laws of each of the provinces and territories of Canada, including the respective rules, regulations and policies made under those securities laws together with all applicable published national and local instruments, policy statements notices, blanket orders and rulings of the securities commissions or securities regulatory authorities in each of the provinces and territories of Canada and all discretionary orders or rulings, if any, of such securities commissions or securities regulatory authorities.

(xxix)    “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, as amended.

(xxx)    “Cash” means the sum of the fair market value (expressed in United States dollars) of all cash, commercial paper, certificates of deposit and other bank deposits, treasury bills, short term investments, and all other cash equivalents in its accounts, and checks held for deposit or deposited that have not yet cleared, other wire transfers and drafts deposited or received and available for deposit, provided, however, that the effects of the transactions contemplated hereby shall be disregarded for purposes of calculating the Cash. Cash shall be reduced by issued or outstanding checks which have not yet cleared.

(xxxi)    “Cause” means: [*****].

(xxxii)    “Change of Control Payments” means any and all bonuses or other obligations or payments arising or payable solely as a result of or in connection with the transactions contemplated hereby by any Company Party (whether due at or after the Closing, with or without the passage of time), including, without limitation, all management incentive plans, membership interest plans and similar equity-related or phantom equity plans or any Company Party, all of the success fees of any employee or service provider of any Company Party and, in each case, plus the employer’s portion of any applicable employment or payroll Taxes with respect to any such amount.

(xxxiii)    “Closing Exemption Certificate Statement" means [*****].

(xxxiv)    “[*****] Escrow Account” means the account held with the[*****] Escrow Agent containing segregated accounts in respect of the NWC Escrow Amount, the Resale Tax Escrow Amount and the Retail Tax Escrow Fund, each of which is to be maintained with the [*****] Escrow Agent and governed by the [*****] Escrow Agreement and the provisions of this Agreement.

Plan of Merger and Securities Purchase Agreement

(xxxv)    “[*****] Escrow Agent” means [*****].

(xxxvi)    “[*****] Escrow Agreement” means an Escrow Agreement, in form and substance reasonably satisfactory to Parent and Representative.

(xxxvii)    “Code” means the Internal Revenue Code of 1986, as amended.

(xxxviii)     “Company Intellectual Property” means, collectively, the Owned Intellectual Property and the Licensed Intellectual Property.

(xxxix)    “Company Intellectual Property Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, whether written or oral, relating to Company Intellectual Property to which the Company is a party, beneficiary or otherwise bound.

(xl)   “Company Intellectual Property Registrations” means all Owned Intellectual Property that is subject to any issuance, registration or application by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including issued Patents, registered Trademarks, domain names and Copyrights, and pending applications for any of the foregoing.

(xli)    “Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development, including without limitation the suspension, revocation, forfeiture, or nonrenewal of any Material License applicable to the Company Parties, taken as a whole, that, individually or in the aggregate, has a material adverse effect on the (i) assets (including intangible assets), business, condition (financial or otherwise), operations, property, or results of operations of the Company Parties, taken as a whole, or (ii) the ability of the Sellers or the Company Parties to consummate the transactions contemplated hereby; provided, however, that a “Material Adverse Effect” shall not include any “Material Adverse Effect” that arises after the date hereof and is cured prior to the earlier of the Closing and the date this Agreement is terminated in accordance with Section 10.18 or any change, effect, event, occurrence, state of facts or development in or attributable to: [*****].

(xlii)    “Company Party” means each of (a) the Company, GR Holdings, GR Florida, and Clarity Labs, LLC, (b) any and all Affiliates of the Company, GR Holdings, GR Florida, as of immediately prior to the Closing (including, without limitation any and all subsidiaries of GR Florida), and (c) any and all Affiliates of Clarity Labs, LLC as of immediately prior to the Clarity Unit Transfer; provided that “Company Party” shall not include any Seller or Clarity Seller.

(xliii)    “Company Transaction Expenses” means, collectively, the Transaction Expenses incurred by any Company Party in connection with the transactions contemplated by the Transaction Agreements.

Plan of Merger and Securities Purchase Agreement

(xliv)    “Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Governmental Authority or other Person pursuant to any Contract or applicable Law.

(xlv)    “Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other legally binding agreements, understandings, and commitments, whether written or oral.

(xlvi)    “COVID-Related Deferrals” means any Liabilities, including Tax Liabilities, or other amounts for or allocable to any period ending on or prior to the Closing Date the payment of which is deferred, on or prior to the Closing Date, to a period (or portion thereof) beginning after the Closing Date pursuant to the CARES Act or any other Law related to COVID- 19.

(xlvii)   “Earn-out Key Person” means [*****].

(xlviii)   “EBITDA” means earnings before interest, taxes, depreciation, and amortization, calculated in accordance with International Financial Reporting Standards, and consistent with the sample calculation set forth on Schedule 4;

(xlix)    “Employee Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) (whether or not subject to ERISA) and each other plan, policy, program practice, agreement, understanding or arrangement (whether written or oral, whether funded or unfunded or whether qualified or nonqualified) providing compensation or other benefits to any current or former director, officer, employee, consultant or other individual service provider (or to any dependent or beneficiary thereof) of any Company Party, which is or has been maintained, sponsored or contributed to (or required to be contributed to) by any Company Party, or with respect to which any Company Party has or may have any obligation or liability, whether actual or contingent, including, without limitation, all incentive, bonus, employment, consulting, deferred compensation, severance, change in control, retirement, vacation, paid time off, holiday, fringe benefit (other than any fringe benefit that is de minimis in nature), cafeteria, medical, disability, stock purchase, sick leave, stock option, stock appreciation, phantom stock, restricted stock or other equity-based compensation plans, policies, programs, practices or arrangements.

(l)    “Environmental Laws” means any Law, regulation, or declaration relating to (A) releases or threatened releases of Hazardous Substances; (B) pollution or protection of employee health or safety, public health or safety, natural resources, or the environment; or (C) the manufacture, generation, handling, transport, use, treatment, storage, handling, transportation, management, or disposal of, or exposure to, Hazardous Substances. The term “Environmental Laws” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

Plan of Merger and Securities Purchase Agreement

(li)    “Equity Interest” means (i) any shares, interests, participations or other equivalents (however designated) of capital stock or share capital of a corporation or a company, as the case may be; (ii) any ownership interests in a Person other than a corporation or a company, including membership interests, partnership interests, joint venture interest or similar interest in any Person and beneficial interests; (iii) any phantom stock, phantom stock rights, stock appreciation rights or stock-based performance units; and (iv) any warrants, options, convertible, exchangeable or exercisable securities, subscriptions, rights (including any pre-emptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

(lii)    “ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) that is required to be treated along with any Company Party as a “single employer” within the meaning of Section 414 of the Code or Section 4001(b)(1) of ERISA.

(liii)    “Estimated Net Working Capital” means Net Working Capital estimated as of 11:59 PM Eastern Time on the day immediately preceding the Closing Date.

(liv)   “Exemption Certificate” means [*****].

(lv)   “Exemption Certificate Statement” means [*****].

(lvi) “Family Member” means, with respect to any individual, (A) the spouse, parents, siblings, and descendants (including adoptive relationships and stepchildren) of that individual and (B) the spouse of each individual described in clause (A) of this definition.

(lvii)   “Fraud” means common law fraud under Delaware Law.

(lviii)    “Funds Flow Memorandum” means a payment schedule with wire instructions certified by a duly authorized officer of the Company Parties for each recipient of any payment to be made by Valens at Closing for or on behalf of any Company Party in respect of Change of Control Payments, Company Transaction Expenses, Indebtedness, Closing Merger Consideration or GRH Unit Closing Consideration.

(lix)   “Good Reason” means [*****].

(lx)    “Governmental Authority” means any nation or country (including the United States) and any state, commonwealth, territory or possession thereof and any political subdivision of any of the foregoing, including courts, departments, regulatory agencies, administrative agencies, commissions, boards, bureaus, agencies, ministries or other instrumentalities, and any other entity exercising Law-making power (whether or not self- regulating).

(lxi)   “Hazardous Substances” means any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, vapor, mineral or gas, in each case, whether naturally occurring or manmade: (a) that because of its toxicity, concentration, or quantity, has characteristics that are hazardous or toxic to human health, the environment, or natural resources; (b) that is subject to regulation, investigation, or remediation under Environmental Laws, or (c) that is defined as hazardous, acutely hazardous, toxic, a pollutant, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, or words of similar import or regulatory effect under Environmental Laws.

Plan of Merger and Securities Purchase Agreement

(lxii)    “Indebtedness” of any Person shall mean, without duplication: (A) all liabilities of such Person for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments; (B) all liabilities of such Person for the deferred purchase price of property or services, which are required to be classified and accounted for under Applicable Accounting Standards as liabilities, other than current liabilities; (C) all obligations under swaps, hedges or similar instruments; (D) all liabilities of such Person in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under Applicable Accounting Standards as capital leases; (E) all liabilities of such Person evidenced by any letter of credit or similar credit transaction; (F) all liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (A), (B) or (D) above to the extent of the obligation secured; (G) all obligations, contingent or otherwise, arising from deferred compensation, severance or bonus plans or arrangements, Employee Benefit Plans, employee agreements or similar arrangements payable as a result of the consummation of the transactions contemplated hereby, including but not limited to the employer’s portion of any employment or payroll Taxes in respect of any obligations and liabilities described in this subpart (G); (H) all obligations secured by a Lien other than Permitted Liens; (I) all guarantees by such Person of any liabilities of a third party of a nature similar to the types of liabilities described in the foregoing clauses (A)-(I), to the extent of the obligation guaranteed; (J) all obligations created or arising under any conditional sale or other title retention agreement with respect to acquired property; (K) all deferred rent obligations; (L) all obligations arising from cash or book overdrafts; (M) all liabilities classified as non-current liabilities in accordance with Applicable Accounting Standards as of the date of determination of such Indebtedness (other than any “deferred revenue” incurred in the Ordinary Course of Business); (N) all COVID-Related Deferrals; (O) with respect to pre- Closing Indebtedness of the Company Parties, the Clarity Consideration; (P) all severance obligations payable with respect to any employee or former employee whose employment with the Company ended or who received or provided a notice of termination, in each case, prior to the Closing (plus the employer’s portion of any employment or payroll Taxes with respect thereto); (Q) all unfunded or underfunded obligations accrued with respect to periods on or prior to the Closing Date in respect of Employee Benefit Plans that provide retirement or welfare benefits (plus the employer’s portion of any employment or payroll Taxes with respect thereto); (R) all vacation days and other paid time off accrued but unused as of and including the Closing Date (plus the employer’s portion of any employment or payroll Taxes with respect thereto); and (S) all accrued interest, prepayment premiums, fees, penalties, or expenses payable in respect of any of the foregoing. Notwithstanding the foregoing, “Indebtedness” shall not include (i) any of the foregoing liabilities or obligations arising as a result of or in connection with any intercompany agreements among the Company Parties, or (ii) any items already included as a Change of Control Payment.

Plan of Merger and Securities Purchase Agreement

(lxiii)    “Intellectual Property Rights” means any and all proprietary and intellectual property rights, in any jurisdiction, including those rights in and to (A) inventions and discoveries (whether or not patentable or reduced to practice), improvements thereto, and invention disclosures (“Inventions”), (B) patents and patent applications (including applications or registrations for industrial design, mask works and statutory Invention registrations), together with extensions, reissuances, divisionals, provisionals, continuations, continuations-in-part and reexaminations thereof (“Patents”), (C) trademarks, trademark applications and registrations, service marks, brand names, certification marks, trade dress, slogans, symbols, logos, trade names and corporate names, fictitious names, domain names and social media accounts, together with the goodwill associated therewith (in each case, whether registered or unregistered) (“Trademarks”), (D) copyrights, published and unpublished works of authorship, whether copyrightable or not (including software and related algorithms), moral rights and rights equivalent thereto, including the rights of attribution, assignation and integrity (in each case, whether registered or unregistered) (“Copyrights”), (E) all trade secrets and confidential business information including, but not limited to, confidential ideas, technical data, customer lists, pricing and cost information, marketing plans, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, (F) all proprietary breeds, cultivars, varietals and germplasm, (G) all other intellectual or industrial property or proprietary rights of any kind, including but not limited to any tradenames, (H) all applications to register, registrations and renewals, substitutions or extensions of the foregoing and (I) all copies and tangible embodiments of the foregoing.

(lxiv)    “Inventory” means all instruments and inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories of the Company Parties.

(lxv)    “Key Employee” means [*****], and any other executive- level officer, vice president or head of department of any Company Party.

(lxvi)    “Knowledge” or words of similar effect, regardless of case, shall mean, (i) with respect to Sellers, the actual knowledge of such Seller (and each officer, director, managing member, or manager of each Seller that is an entity) after due inquiry, (ii) with respect to each Company Party, the actual knowledge of each Key Employee and any manager or executive officer of such Company Party after due inquiry or (iii) with respect to Parent, the actual knowledge of a senior executive officer of Parent after due inquiry.

(lxvii)    “Law” means constitution, law, statute, code, treaty, decree, rule, Order, ordinance or regulation or any determination or direction of any arbitrator or any Governmental Authority, including common law and any Environmental Law, the Agricultural Act of 2014 (2014 Farm Bill, PL 113-79) and/or Agricultural Improvement Act of 2018 (2018 Farm Bill, PL 115-334) including any state, territory, and/or tribal hemp programs approved and/or authorized pursuant thereto, to the extent that they have the force of law, standards, policies, guidelines, notices and protocols of any Governmental Authority, and also including any of the foregoing that relate to data use, privacy or protection.

(lxviii)    “Legal Proceeding” means any claim, action, charge, lawsuit, litigation, arbitration, hearing, or proceeding that has been made public or of which a Person has received written notice, administrative enforcement proceeding or other similarly formal legal proceeding (including civil, criminal, administrative or appellate proceeding) commenced, brought, conducted or heard by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

Plan of Merger and Securities Purchase Agreement

(lxix)    “Liability” means any liability, debt, obligation, deficiency, interest, Tax, penalty, fine, claim, demand, judgment, cause of action or other Loss (including, without limitation, loss of benefit or relief), cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due and regardless of when asserted; provided, however, that in no event shall the loss of future revenue be deemed to be a Liability.

(lxx)    “Licensed Intellectual Property” means those Intellectual Property Rights licensed to the Company.

(lxxi)    “Lien” means any option, mortgage, deed of trust, pledge, hypothecation, lien (statutory or otherwise), charge, security interest, defect of title, easement, encroachment, reservation, restriction, adverse right or interest, claim or other encumbrance (including any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing and any assignment or deposit arrangement in the nature of a security device).

(lxxii)    “Lock-Up Agreement” shall mean the lock-up agreement, dated as of the Closing Date, from each Seller, in substantially the form attached hereto as Exhibit C.

(lxxiii)    “Material License” means that specific license, permit, registration, approval, consent, acknowledgment or agreement to process, manufacture, and/or sell hemp cannabinoid products as issued and/or required by any Governmental Authority authorized to regulate hemp cannabinoid products pursuant to the Agricultural Act of 2014 (2014 Farm Bill, PL 113-79) and/or Agricultural Improvement Act of 2018 (2018 Farm Bill, PL 115-334) including any state, territory, and/or tribal hemp programs approved and/or authorized pursuant thereto.

(lxxiv)    “Merger Consideration Tax Value” means the amount of the Merger Consideration determined by using the Merger Share Consideration Tax Value to value the consideration paid with Parent Shares.

(lxxv)    “Merger Share Consideration Tax Value” means the aggregate value equal to the sum of (1) the number of Merger Closing Consideration Shares multiplied by the average of the highest and lowest trading price of Parent Shares on the Closing Date and (2) the number of Parent Shares issued as payment in respect of the Earn-Out Payment as part of the Merger Consideration multiplied by the average of the highest and lowest trading price of Parent Shares on the date those shares are issued as payment in respect of the Earn-Out Payment as part of the Merger Consideration. For avoidance of doubt, the Merger Share Consideration Tax Value shall not include the portion of the Parent Share consideration described in (2) that is properly treated as interest income under Section 483 of the Code.

(lxxvi)    “Merger Share Consideration Tax Value Deficit” means, as determined at the applicable time under this Agreement, a Merger Share Consideration Tax Value that is less than [*****] of the Merger Consideration Tax Value, taking into account only Merger Consideration that has been paid or forfeited up to such time (including the additional amount to be paid at such time).

Plan of Merger and Securities Purchase Agreement

(lxxvii)   “Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA.

(lxxviii)   “Net Working Capital” means the consolidated total current assets of the Company Parties taken as a whole less the consolidated total current liabilities of the Company Parties taken as a whole, in each case as of 11:59 PM Eastern Time on the date immediately preceding the Closing Date, as determined in accordance with GAAP, without giving effect to the consummation of the Transactions; provided, however that (i) current assets shall exclude consolidated cash balance as of Closing, inter-company Accounts Receivable, interest receivable, all current and deferred Tax assets, accounts receivable aged greater than 90 days, and security deposits, (ii) current liabilities shall exclude Company Debt, Transaction Expenses, and deferred Tax liabilities, and (iii) current liabilities shall include all deferred revenue. The illustrative sample net working capital calculation on a consolidated is provided on Exhibit E (Sample Net Working Capital Calculation), calculated in a manner consistent with the Sample Net Working Capital Calculation.

(lxxix)    “Net Working Capital Deficiency” means the amount by which the Net Working Capital is less than the Net Working Capital Target.

(lxxx)    “Net Working Capital Surplus” means the amount by which the Net Working Capital is greater than the Net Working Capital Target.

(lxxxi)    “Neutral Accountant” means Grant Thornton, LLP (or if such firm declines or is unable to act, or has a conflict of interest with Parent or any Company Party, or any of their respective Affiliates, a nationally recognized accounting firm mutually acceptable to Parent and Representative).

(lxxxii)    “NWC Escrow Amount” means [*****], funded in the form of both cash and Parent Shares (with such allocation between cash and Parent Shares subject to mutual agreement of Parent and Representative).

(lxxxiii)    “Order” means any written order, writ, injunction, decree, stipulation, judgment, award, determination, direction or demand of a Governmental Authority.

(lxxxiv)    “Ordinary Course of Business” with respect to any entity, means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency) of that entity.

(lxxxv)    “Organizational Documents” means, for any entity, its constituent or organizational documents including (a) in the case of a corporation, its articles or certificate of incorporation and its bylaws (if any); and (b) in the case of a limited liability company, its articles or certificate of organization or formation and its operating or limited liability company agreement (if any).

Plan of Merger and Securities Purchase Agreement

(lxxxvi)   “Owned Intellectual Property” means, collectively, those Intellectual Property Rights owned by the Company.

(lxxxvii)   “Parent Shares” means the common shares in the capital of the Parent.

(lxxxviii)   “Permitted Liens” means: (i) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar Liens (including Liens created by operation of Law (other than Liens for Taxes)) incurred in the Ordinary Course of Business for amounts that are not yet due and payable or which are being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves are maintained on the financial statements of the Surviving Company in accordance with Applicable Accounting Standards; (ii) Liens for Taxes (and assessments and other governmental charges) not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves are maintained on the financial statements of the Company in accordance with Applicable Accounting Standards; (iii) municipal laws, bylaws, and zoning, building, planning or other similar governmental restrictions and ordinances regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority which are not violated by the current use or occupancy of such real property or the operation of the business or any violation of which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used; (iv) in the case of Leased Real Property, any Lien to which the fee interest underlying the leased premises is subject; (v) Liens arising or incurred in connection with worker’s compensation, unemployment insurance, old age pensions and social security benefits, in each case, which are not yet due and payable or are being contested in good faith by appropriate proceedings; (vi) covenants, conditions, restrictions, easements, rights of way, encumbrances, defects, imperfections, irregularities of title or other Liens that would be apparent upon review of an accurate survey covering the Leased Real Property, which would not reasonably be expected to materially impair the continued use of the property to which such matters relate.

(lxxxix)    “Person” means any individual, corporation, partnership, trust, limited liability company, association, Governmental Authority, unincorporated organization, trust, or other entity.

(xc)    “PPP ([*****]) Escrow Agent” means [*****], a Florida-chartered bank.

(xci)    “PPP ([*****]) Escrow Account” means the account held with, and maintained by, the PPP [*****] Escrow Agent in respect of the PPP Loans outstanding at Closing, and governed by the PPP Escrow Agreement.

(xcii)    “PPP ([*****]) Escrow Agreement” means an Escrow Agreement entered into with the PPP [*****] Escrow Agent, in form and substance reasonably satisfactory to Parent and Representative.

(xciii)    “PPP ([*****]) Escrow Agent” means [*****], a national association.

Plan of Merger and Securities Purchase Agreement

(xciv)    “PPP ([*****]) Escrow Account” means the account held with, and maintained by, the PPP ([*****]) Escrow Agent in respect of the PPP Loans outstanding at Closing, and governed by the PPP ([*****]) Escrow Agreement.

(xcv)    “PPP ([*****]) Escrow Agreement” means an Escrow Agreement entered into with the PPP ([*****]) Escrow Agent, in form and substance reasonably satisfactory to Parent and Representative.

(xcvi)    “PPP Escrow Amount” means the sum in cash of the outstanding principal amount plus all interest having accrued and remaining unpaid thereon of each PPP Loan as of the Closing.

(xcvii)   “PPP Loans” means [*****].

(xcviii)    “Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date, and the portion of any Straddle Period ending on and including the Closing Date.

(xcix)    “Pre-Closing Taxes” means (A) all Taxes (or the non-payment thereof) of any Company Party for any and all Pre-Closing Tax Periods, (B) all Taxes of any Person imposed on any Company Party as a transferee or successor, or otherwise by operation of law or by Contract (other than Contracts entered into in the ordinary course of business not primarily related to Taxes) or pursuant to any Law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing, (C) all Taxes imposed on any Company Party as a result of the provisions of Treasury Regulations Section 1.1502-6 or the analogous provisions of any state, local or foreign Law, (D) all COVID-Related Deferrals of any Company Party (without duplication of any amounts included in Indebtedness), (E) all Taxes of Sellers or Clarity Sellers (regardless of whether such Taxes were to be collected by withholding or otherwise) arising as a result of the transactions contemplated by this Agreement (other than Transfer Taxes, which are governed by Section 9.4(d)), and (F) any Transfer Taxes that are the responsibility of Sellers or Clarity Sellers under Section 9.4(d). For purposes of the foregoing, any Taxes for any Straddle Period shall be allocated in accordance with Section 9.4(e).

(c)   “Projected EBITDA Amount” means [*****].

(ci)    “Public Record” means all documents filed by or on behalf of Parent on SEDAR since January 1, 2020.

(cii)    “Resale Tax Escrow Amount” means [*****].

(ciii) “Resale Transactions” means [*****].

(civ)    “Restrictive Covenant and General Release Agreement” shall mean the non-compete, non-solicit, non-disparagement and general release agreement, dated as of the Closing Date, from each of the Sellers and/or Affiliates thereof listed in Schedule 1(a)(lxxxvi) (each, a “Restricted Party,” and collectively, the “Restricted Parties”), in substantially the form attached hereto as Exhibit D.

Plan of Merger and Securities Purchase Agreement

(cv)   “Retail Tax Escrow Amount” means [*****].

(cvi)   “Sample Net Working Capital Calculation” means the sample calculation of Net Working Capital attached hereto as Exhibit E.

(cvii)   “SEC” means the U.S. Securities and Exchange Commission.

(cviii)   “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(cix)    “SEDAR” means www.sedar.com, which is the official website that provides access to public securities documents and information filed by public companies and investment funds as maintained by the Canadian Securities Administrators in the SEDAR filing system.

(cx)   “Seller Tax Matter” means [*****].

(cxi)    “Service Provider Contracts” means those Contracts of the Company that are particular to the cannabis industry (i.e. Contracts that specifically reference cannabis and/or are essential to the conduct of a Company’s business as currently conducted or intended to be conducted in the near future). For example, a Contract for janitorial services would not be considered a Service Provider Contract, but a Contract for the supply of cartridges using in the Company’s products would be considered a Service Provider Contract.

(cxii)    “Specified Tax Matters” means (1) sales tax compliance matters in all states in which the Company or its affiliates has made sales of CBD products, including but not limited to (i) non-filing of sales or similar transaction tax returns in states or localities in which the Company or its affiliates has established nexus, (ii) non-collection and non-remittance of sales or similar transaction taxes, or erroneous exemption of sales to customers, and (iii) failure to collect and retain valid resale exemption certificates and/or direct pay permits from its customers; (2) income and franchise tax filing compliance matters in states in which the Company or its affiliates has established nexus, but has not filed required tax returns; and (3) state payroll and employment tax compliance matters, including failure to withhold such taxes in states and localities wherein employees of the Company or its affiliates reside and/or work without Florida.

(cxiii)    “Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

(cxiv)   “Target Net Working Capital” means [*****].

(cxv)    “Tax” means (A) any federal, state, county, local, municipal or foreign income, gross receipts, net proceeds, fuel, excess profits, user, capital stock, profits, escheat, unclaimed property, gain, registration, ad valorem, estimated, license, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits taxes, environmental taxes, customs, duties, franchise, employees’ income withholding, foreign or domestic withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property (tangible or intangible), sales, use, transfer, value added, goods and services, alternative or add on minimum or other tax or any other charge in the nature of taxes, assessments, duties or similar charges, including any interest, penalties or additions in respect of the foregoing, in each case whether disputed or not, imposed by any Governmental Authority, and (B) any Liability for the payment of any amounts of the type described in clause (A) as a result of being a member of an affiliated, consolidated, combined or unitary group, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s taxes as a transferee or successor, or otherwise by operation of law or by Contract (other than Contracts entered into in the ordinary course of business not primarily related to taxes).

Plan of Merger and Securities Purchase Agreement

(cxvi)    “Tax Escrow Fund” means the Resale Tax Escrow Fund and the Retail Tax Escrow Fund.

(cxvii)    “Tax Proceeding” means an audit or other examination by any Taxing Authority or any judicial or administrative proceedings relating to Liability for Taxes.

(cxviii)    “Tax Return” means (a) any Tax return, declaration, report, claim for refund, or information return or statement filed or required to be filed by the Company, including any schedule or attachment thereto, and including any amendment thereof, and (b) TD F 90-22.1 (and its successor form, FinCEN Form 114).

(cxix)    “Taxing Authority” means the IRS or any other Governmental Authority (including, without limitation, any foreign Governmental Authority) having or purporting to exercise jurisdiction in respect of any Tax.

(cxx)   “Transaction Agreements” means [*****].

(cxxi)    “Transaction Expenses” means, with respect to a Party, expenses incurred in connection with the negotiation, preparation, execution and closing of the transactions contemplated by the Transaction Agreements, including all broker, finder, investment banker or agent fees incurred by a Party with respect to the transactions contemplated by this Agreement based upon any arrangement or agreement made by or on behalf of such Party.

(cxxii)    “Transaction Pro Rata Share” means, with respect to each Seller, the percentage allocation set forth on Schedule 1 under the column “Transaction Pro Rata Share” (subject to Section 2.10(c)(v).

(cxxiii)    “Transaction Tax Deductions” means, without duplication, any Tax deduction for U.S. federal or state income tax purposes resulting from the payment by a Company Party in connection with the Transaction Agreements of Indebtedness, Company Transaction Expenses and Change of Control Payments. To the extent permitted by applicable Tax law, the Parties shall apply the safe harbor election set forth in Internal Revenue Service Revenue Procedure 2011-29 to determine the amount of any success-based fees included as Transaction Tax Deductions.

(cxxiv)   “TSX” means the Toronto Stock Exchange.

(cxxv)    “Parent Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development, including without limitation the suspension, revocation, forfeiture, or nonrenewal of any material license applicable to Parent or its Affiliates, that, individually or in the aggregate, has a material adverse effect on the (i) assets (including intangible assets), business, condition (financial or otherwise), operations, property, or results of operations of Parent, taken as a whole, or (ii) the ability of the Parent or Merger Sub to consummate the transactions contemplated hereby; provided, however, that a “Material Adverse Effect” shall not include any “Material Adverse Effect” that arises after the date hereof and is cured prior to the earlier of the Closing and the date this Agreement is terminated in accordance with Section 10.19 or any change, effect, event, occurrence, state of facts or development in or attributable to: [*****].

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(cxxvi) “Warranty” or “Warranties”, as the case may be, means the representations and warranties contained or confirmed in this Agreement or in any certificate delivered in connection with this Agreement.

(b)    Interpretive Guidelines.

(i)   All pronouns used in this Agreement shall be deemed to include masculine, feminine and neuter forms.

(ii)    Unless the context requires otherwise: (A) the singular number includes the plural and the plural number includes the singular and shall not be interpreted to preclude the application of any provision of this Agreement to any individual or entity; (B) each reference in this Agreement to a designated “Article,” “Section,” “Schedule,” “Exhibit,” or “Appendix” is to the corresponding Section, Schedule, Exhibit, or Appendix of or to this Agreement; (C) the word “or” shall not be applied in its exclusive sense; (D) the word “all” shall be interpreted to mean “any and all”; (E) the words “include,” “includes,” and “including” are deemed to be followed by the phrase “without limitation”; (F) the words “relate,” “relates,” and “relating” are deemed to be followed by the phrase “in any way”; (G) references to “$” or “dollars” shall mean the lawful currency of the United States (except as set forth in Section 2.10(d)(ii) herein); and (H) the words “herein,” “hereof,” “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision.

(iii)    Except as expressly provided otherwise, references in this Agreement to any agreement or any particular provisions of Law shall be deemed to refer to such agreement or Law as in effect as of the Effective Date of this Agreement.

(iv)    Any reference in this Agreement to “day” or number of “days” without the explicit qualification of “business” must be interpreted as a reference to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day and that calendar day is not a Business Day (i.e., any day other than a Saturday, Sunday or other day on which banking institutions in Ft. Lauderdale, FL and Toronto, Canada are required or authorized by Law to be closed) then the action or notice is deferred until, or may be taken or given, on the next Business Day.

(v)   Any reference in this Agreement to a date or time is a reference to that date or time in Ft. Lauderdale, FL, unless otherwise stated.

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(vi)    Any undertaking in this Agreement not to do any act or thing is deemed to include an undertaking not to permit or suffer the doing of that act or thing.

(vii)    The definitions in this Agreement apply equally to both the singular and plural of the terms defined.

2.	Merger and Closing; Transfer of GRH Interests.

2.1           Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Act, the Company shall be merged with and into the Merger Sub at the Effective Time. Following the Effective Time, the Merger Sub shall continue as the surviving corporation (the “Surviving Company”) and the separate corporate existence of the Company shall terminate.

2.2          Closing.

(a)    The closing of the Merger shall take place remotely via the electronic exchange of executed counterpart documents and signatures, as soon as practicable on or after the date of this Agreement, but in any case, no later than five (5) Business Days following the satisfaction or waiver of the conditions set forth in Section 6 and Section 7, other than those conditions that by their terms cannot be satisfied until Closing, or at such other place and time as the Parties shall mutually agree (which time and place are designated as the “Merger Closing”).

(b)    Sale of GRH Interest; GRH Closing. Subject to the terms and conditions of this Agreement, immediately after the Closing, Merger Sub agrees to purchase, and GRH Sellers agree to sell to Merger Sub, the GRH Interests, free and clear of any and all Liens. The purchase and sale of the GRH Interests shall take place remotely at a closing via the electronic exchange of documents and signatures to be held as soon as practicable following satisfaction or waiver of the conditions set forth in Section 6 and Section 7 of this Agreement (other than those conditions that by their terms cannot be satisfied until the Closing); or at such other place and time as the Parties shall mutually agree (which time and place are designated as the “GRH Closing”).

(c)    Clarity Unit Transfer. Subject to the terms and conditions of this Agreement, immediately after the Closing, Merger Sub agrees to purchase, and the Clarity Sellers agree to sell to Merger Sub, the Clarity Interests, free and clear of any and all Liens. The purchase and sale of the Clarity Interests shall take place remotely at a closing via the electronic exchange of documents and signatures to be held as soon as practicable following satisfaction or waiver of the conditions set forth in Section 6 and Section 7 of this Agreement (other than those conditions that by their terms cannot be satisfied until the Closing); or at such other place and time as the Parties shall mutually agree (which time and place are designated as the “Clarity Closing” and together with the Merger Closing and the GRH Closing, the “Closing”; and the date of the Merger Closing, Clarity Closing and the GRH Closing, the “Closing Date”).

2.3           Effective Time. At the Closing, the Company shall (a) file a certificate of merger in the form attached hereto as Exhibit A (the “Merger Certificate”) with the Secretary of State of the State of Delaware in such form as is required by, and executed in accordance with, the relevant provisions of the Act, and (b) make all other filings or recordings required by the Act to effectuate the Merger. The Merger shall become effective at such time as the Merger Certificate are duly filed with the Secretary of State for the State of Delaware or at such subsequent time as the Parties shall agree and specify in the Merger Certificate (the date and time that the Merger becomes effective is referred to as the “Effective Time”).

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2.4           Effects of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein (a) all of the rights, privileges, powers, franchises, titles and interests of Merger Sub and the Company shall vest in the Surviving Company, and (b) all debts, liabilities and obligations of Merger Sub and the Company shall become the liabilities and obligations of the Surviving Company.

2.5           Certificate of Incorporation; Bylaws. At the Effective Time, the Certificate of Incorporation and bylaws of the Merger Sub shall become the Certificate of Incorporation and bylaws of the Surviving Company, until thereafter amended in accordance with applicable Law.

2.6           Managers and Officers. At the Effective Time, the officers and directors of the Merger Sub shall be the officers and directors of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

2.7           Effect on Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Person:

(a)    Each share of the stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) share of stock of the Surviving Company, so that, after the Effective Time, Parent shall be the holder of all of the issued and outstanding shares of capital Stock of the Surviving Company; and

(b)    The Company Interests shall be converted into the right to receive the Merger Consideration (including, for this purpose, the portion of the Earn-out Payment payable to holders of Company Interests), payable pursuant to the terms of this Agreement.

2.8          Merger Consideration; GRH Consideration.

(a)    At Closing, the Parent shall (i) pay the PPP ([*****]) Escrow Amount in cash to the PPP ([*****]) Escrow Agent to be held in accordance with the PPP ([*****]) Escrow Agreement, (ii) pay the PPP ([*****]) Escrow Amount in cash to the PPP ([*****]) Escrow Agent to be held in accordance with the PPP ([*****]) Escrow Agreement, (iii) pay the [*****] Escrow Amount to the [*****] Escrow Agent to be held in accordance with the [*****] Escrow Agreement, (iv) pay, on behalf of the applicable Company Parties, all Closing Indebtedness (less any Closing Indebtedness paid in respect of the PPP ([*****]) Escrow Amount and the PPP ([*****]) Escrow Amount), Company Transaction Expenses, and Change in Control Payments to the applicable recipients thereof in accordance with the Net Consideration Certificate and Funds Flow Memorandum (subject, in each case, to the execution and delivery of all pay-off letters and releases in accordance with the terms hereof), (v) pay to each Merger Seller such Merger Seller’s Merger Pro Rata Share of an amount equal to the Merger Closing Cash Consideration, and (vi) issue to each Merger Seller such Merger Seller’s Merger Pro Rata Share of the Merger Closing Consideration Shares, in each case in accordance with and subject to this Agreement; provided, that, at or immediately prior to the issuance of any Merger Closing Consideration Shares to Merger Sellers, each Merger Seller receiving Merger Closing Consideration Shares shall execute and deliver an Accredited Investor Questionnaire substantially in the form attached as Exhibit G and a Lock-Up Agreement substantially in the form attached as Exhibit C with respect to the Merger Closing Consideration Shares to be issued (it being understood that the issuance of such Merger Closing Consideration Shares to a Merger Seller is contingent on such execution and delivery by each such Merger Seller of an Accredited Investor Questionnaire and Lock-Up Agreement to Parent, among the other requirements set forth in this Agreement).

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(b)    At the GRH Closing, for and in consideration of the sale, transfer and delivery of the GRH Interests, (i) Merger Sub shall pay to each GRH Seller an amount equal to such GRH Seller's GRH Pro Rata Share of the GRH Closing Cash Consideration, payable by wire transfer of immediately available funds to an account designated by such GRH Seller in writing to Merger Sub no later than two (2) Business Days prior to the Closing, and (ii) Parent shall, on behalf of Merger Sub, issue to each GRH Seller its GRH Pro Rata Share of the GRH Closing Consideration Shares, in accordance with and subject to this Agreement; provided that at or immediately prior to the issuance of any GRH Closing Consideration Shares to GRH Sellers, each GRH Seller receiving Consideration Shares shall execute and deliver an Accredited Investor Questionnaire substantially in the form attached as Exhibit G and a Lock-Up Agreement substantially in the form attached as Exhibit C with respect to the GRH Closing Consideration Shares to be issued (it being understood that the issuance of such GRH Closing Consideration Shares to a GRH Seller is contingent on such execution and delivery by each such GRH Seller of an Accredited Investor Questionnaire and Lock-Up Agreement to Parent, among the other requirements set forth in this Agreement). At the GRH Closing, each GRH Seller shall deliver to Merger Sub a Membership Interest Assignment substantially in the form attached hereto as Exhibit F-1 (the “Membership Interest Assignment”), duly executed by such GRH Seller and, if the GRH Interests are certificated, a certificate or certificates evidencing the GRH Interests.

(c)    At the Clarity Closing, for and in consideration of the sale, transfer and delivery of the Clarity Interests, Parent shall, on behalf of Merger Sub, issue to each Clarity Seller its pro rata share of the Clarity Consideration Shares, in accordance with and subject to this Agreement; provided that at or immediately prior to the issuance of any Clarity Consideration Shares to Clarity Sellers, each Clarity Seller receiving Consideration Shares shall execute and deliver an Accredited Investor Questionnaire substantially in the form attached as Exhibit I and a Lock-Up Agreement substantially in the form attached as Exhibit C with respect to the Clarity Consideration Shares to be issued (it being understood that the issuance of such Clarity Consideration Shares to a Clarity Seller is contingent on such execution and delivery by each such Clarity Seller of an Accredited Investor Questionnaire and Lock-Up Agreement to Parent, among the other requirements set forth in this Agreement). At the Clarity Closing, each Clarity Seller shall deliver to Merger Sub a Membership Interest Assignment substantially in the form attached hereto as Exhibit F-2, duly executed by such Clarity Seller and, if the Clarity Interests are certificated, a certificate or certificates evidencing the Clarity Interests. If any Clarity Seller has not provided to Parent as of the Closing a Form W-9 establishing its exemption from U.S. federal backup withholding, such Clarity Seller shall pay to Parent at Closing such funds in cash as Parent needs to satisfy the backup withholding obligation in respect of the payment of the Clarity Consideration Shares.

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2.9           Net Consideration.

(a)    Net Consideration Certificate. At least five (5) Business Days prior to the Closing Date, the Representative shall deliver to the Parent a certificate (the “Net Consideration Certificate”) substantially in the form attached hereto as Schedule 3, signed by the Representative, setting forth and certifying on behalf the Sellers that the following are Representative’s good faith estimates of:

(i)          an estimated Closing Balance Sheet;

(ii)            a statement (the “Estimated Closing Working Capital Statement”) of the Estimated Net Working Capital of the Company and an estimate of the Net Working Capital Deficiency or the Net Working Capital Surplus, which Estimated Closing Working Capital Statement shall be prepared in accordance with the definition of Net Working Capital, without giving effect to the consummation of the Transactions and subject to the adjustments specified in the definition of Net Working Capital;

(iii)             aggregate Closing Consideration, including an itemized list of any Indebtedness of any Company Party at Closing (the “Closing Indebtedness”), the Change of Control Payments, the Company Transaction Expenses, the Merger Closing Cash Consideration, GRH Closing Cash Consideration, Merger Closing Share Consideration, and GRH Closing Share Consideration;

(iv) the resulting Total Consideration; and

(v)            the Closing Exemption Certificate Statement, associated Exemption Certificates and the resulting calculation of the Resale Tax Escrow Fund.

The Representative and the Company shall give the Parent timely access to all supporting records and work papers (to the extent in their possession or control) used in preparation of the Closing Balance Sheet, Estimated Closing Working Capital Statement and Net Consideration Certificate. The Net Consideration Certificate and the calculations therein shall be subject to the reasonable review and approval of Parent and shall be used for purposes of the payments to be made at Closing, though remain subject to adjustment pursuant to Section 2.9(b) (Post-Closing True-Up). Notwithstanding anything herein to the contrary, the aggregate amount of cash to be paid by the Parent or Merger Sub at Closing (including, without limitation the amount of Closing Indebtedness, Change of Control Payments, Company Transaction Expenses, and Closing Consideration set forth on the Net Consideration Certificate and the amounts paid in to the [*****] Escrow Account, the PPP ([*****]) Escrow Account, and the PPP ([*****]) Escrow Account) shall not exceed [*****].

(b)   Post-Closing True-Up.

(i)            Within ninety (90) days after the Closing Date, the Parent shall provide to the Representative the Closing Balance Sheet, together with the Parent’s determination of (A) the Closing Consideration, (B) the Net Working Capital Deficiency or the Net Working Capital Surplus, and (C) the Total Consideration (collectively, the “Verified Net Consideration Certificate”). The Parent will timely make available at the Representative’s reasonable request all records and work papers of the Parent used in the preparation of the Verified Net Consideration Certificate and in calculating such amounts therein. If the Representative disagrees with any of the amounts set forth in the Verified Net Consideration Certificate, the Representative may provide a written notice of proposed changes to any such calculation specifying in reasonable detail all disputed items and the basis therefor (a “Dispute Notice”) to the Parent within forty five (45) days after the receipt of the Verified Net Consideration Certificate (and in the event no Dispute Notice is provided during such period, the Seller will be deemed to have agreed to and accepted each such calculation as of the end of such period). The Parent shall reasonably promptly cooperate with the Representative in providing such information as the Representative reasonably requests in connection with the review of the Verified Net Consideration Certificate. If the Seller provides a Dispute Notice to the Parent within such period, the Verified Net Consideration Certificate and the components thereof included in the Dispute Notice shall be finally determined in accordance with the resolution of dispute procedures set forth in Section 2.9(c) (Resolution of Disputes).

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(ii)            Based on the foregoing, the following amount (the “Final Adjustment Amount”) shall be determined equal to the difference of (A) the Total Consideration (assuming full return of amounts in escrow) as calculated based on the Verified Net Consideration Certificate as finally determined in accordance with Section 2.9(c) (Resolution of Disputes) minus (B) the Total Consideration (assuming full return of amounts in escrow) specified in the Net Consideration Certificate. If the Final Adjustment Amount is a positive number, (1) the Parent shall, at the Parent’s discretion, pay the Final Adjustment Amount to Sellers in the form of cash or Parent Shares, and (2) Parent and Representative shall execute instructions directing the [*****] Escrow Agent to remit the full NWC Escrow Amount to Sellers based on their respective Transaction Pro Rata Shares. If the Final Adjustment Amount is a negative number, the Parent may recover the deficiency, first, in the form of cash from the NWC Escrow Fund, second, via the forfeiture and retirement of Parent Shares from the NWC Escrow Fund, and third by Sellers’ forfeiture of a portion of the Parent Shares received by Sellers at Closing (using the volume-weighted average price of the Parent Shares on each trading day during the five (5) consecutive days immediately preceding the date on which the Final Adjustment Amount is finally determined in order to calculate the number of shares to be forfeited for this purpose). If such deficiency is no more than the NWC Escrow Amount, the Representative and Parent shall execute joint written instructions directing the [*****] Escrow Agent to remit such amount(s) to Parent and to remit the remainder of the NWC Escrow Amount to Sellers on the date the Final Adjustment Amount is determined (the “NWC Escrow Release Date”). If such deficiency is in excess of the NWC Escrow Amount, Parent, in its sole discretion, may elect to recover any remainder from any amount remaining in the [*****] Escrow Account, the PPP ([*****]) Escrow Account, the PPP ([*****]) Escrow Amount, the Earn-out Payment, Sellers (severally, and not jointly), or any combination of the foregoing. On the NWC Escrow Release Date, the NWC Escrow Amount shall be paid to Sellers based on their respective Transaction Pro Rata Shares.

(iii)             If the Final Adjustment Amount is a negative number, Parent shall provide written notice to Representative in the event Parent intends to recover the deficiency (or a portion thereof) by Sellers’ forfeiture of a portion of the Merger Closing Share Consideration. Within ten (10) business days of such notice, Representative shall provide notice to Parent if Representative determines such recovery would cause a Merger Share Consideration Tax Value Deficit. If Parent disagrees with such determination of the Representative, the matter shall be referred to the Neutral Accountant for a final determination, generally using the procedures described in Section 2.9(b) and (c). If Parent agrees with Representative’s determination (or to the extent (and only to the extent) that the Neutral Accountant agrees that such a Merger Share Consideration Tax Value Deficit would exist), Parent shall use funds then reserved in cash to recover the deficiency (including budgeted amounts and all cash amounts then in escrow), rather than Parent Shares. If such cash is inadequate to recover the deficiency in respect thereof, Parent and Representative shall confer in good faith for a period of forty-five (45) days to find a reasonably acceptable solution with respect thereto. For avoidance of doubt, Sellers shall not be entitled to any indemnification if a Taxing Authority determines that there was a Merger Share Consideration Tax Value Deficit.

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(iv)             The Parties agree to treat any adjustment to the Total Consideration pursuant to this Section 2.9(b) (Post-Closing True-Up), if any, as an adjustment to the Total Consideration for all Tax purposes and shall take no position contrary thereto unless required to do so by applicable Tax Law pursuant to a determination as defined in Section 1313(a) of the Code; provided that, no Party shall be required to litigate in order to support any Tax position.

(c)    Resolution of Disputes. The Parent and the Representative will attempt in good faith promptly to resolve any differences with respect to the calculations under Section 2.9(b) (Post-Closing True-Up) that are raised within the applicable period. If the Parent and the Representative resolve their disagreement, they shall set forth the agreement in a written document executed by the Parent and the Representative and such written document shall be deemed final and binding for all purposes of this Agreement. If they are unable to resolve any differences within thirty (30) days after timely delivery of an applicable Dispute Notice, such remaining differences will be submitted to a Neutral Accountant for prompt determination. The terms of appointment and engagement of the Neutral Accountant shall be customary and agreed upon between the Representative and Parent. The Neutral Accountant shall be required to render a determination of the remaining disputed items and only such disputed items (each of which shall be within the range established by Parent’s Verified Net Consideration Certificate and the Representative’s applicable Dispute Notice, as narrowed (if applicable) during the thirty (30)-day resolution period) within sixty (60) days after referral of the disputed matters to the Neutral Accountant, which determination must be in writing and must set forth, in reasonable detail, the basis therefor and be in accordance with the guidelines and procedures set forth in this Agreement. Parent and the Representative also shall instruct the Neutral Accountant to, and the Neutral Accountant shall, make its determination based solely on presentations by Parent and the Representative that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The determination of the Neutral Accountant, absent manifest error, shall be conclusive, non-appealable and binding upon the Representative, Parent and the other Parties. [*****].

2.10         Earn-out.

(a)   As additional consideration for the Company Interests and the GRH Interests, at such times as provided in this Section 2.10, Parent shall pay to each eligible Seller its Transaction Pro Rata Share of an additional payment of up to Twenty Million Dollars ($20,000,000) (the “Earn-out Payment”) contingent upon the Company Parties (including, for this purpose, the Surviving Company but excluding the Parent and any of its Affiliates (the “Post- Closing Company Parties”) achieving certain aggregate EBITDA during the 2022 calendar year (the “Earn-out Period”) as follows:

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EBITDA during Earn-Out Period	Earn-out Payment
Up to 30% of the Company Projected EBITDA	$0
> 30% of the Company Projected EBITDA and < 100% of the Company Projected EBITDA	Between $0 and $20,000,000, on a proportionate basis.
100% of the Company Projected EBITDA or more	$20,000,000

[*****].

2.11         Withholding Taxes. Parent, the Surviving Company, the Representative, and any other Person making a payment pursuant to this Agreement shall be entitled to deduct and withhold from any payment hereunder such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any applicable provision of federal, state, local or non-U.S. Law related to Taxes and to obtain any necessary Tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, or any similar information, from any Seller or other recipient of any payment hereunder. To the extent amounts are so withheld and paid over to the appropriate Taxing Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Parent shall use reasonable efforts to, not later than two Business Days prior to the Closing Date and the date of any Earn-out Payment, provide to the Representative a schedule identifying any such intended withholding (other than with respect to compensatory payments) together with the legal basis for such withholding and shall make such changes thereto as may be reasonably requested by the Representative (including any changes to the schedule resulting from the provision of any necessary Tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable) and shall not withhold except in a manner consistent with the schedule, except to the extent that Parent subsequently determines in good faith that there was any error or omission on such schedule.

2.13         Escrow Accounts.

(a)    Escrow Agreements.

(i)   At the Closing, the Representative, Parent and the [*****] Escrow Agent shall enter into the [*****] Escrow Agreement, pursuant to which the NWC Escrow Amount, the Retail Tax Escrow Amount and the Resale Tax Escrow Amount shall be deposited into separate escrow accounts with the [*****] Escrow Agent for the purpose of funding obligations of the Company Parties and the Sellers pursuant to Section 2.9 and Article IX (such amounts held by the [*****] Escrow Agent pursuant to the [*****] Escrow Agreement, respectively, the “NWC Escrow Fund,” the “Retail Tax Escrow Fund” and the “Resale Tax Escrow Fund”). The funds in the NWC Escrow Fund shall be released in accordance with Section 2.9 and the terms of the [*****] Escrow Agreement. The funds in the Retail Tax Escrow Fund and the Resale Tax Escrow Fund shall be released in accordance with Sections 2.13(b) and 2.13(c), respectively, and the terms of the [*****] Escrow Agreement.

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(ii)    At the Closing, the Representative, Parent and the PPP ([*****]) Escrow Agent shall enter into the PPP ([*****]) Escrow Agreement, pursuant to which the PPP ([*****]) Escrow Amount shall be deposited into the PPP ([*****]) Escrow Account for the purpose of funding obligations of the Company Parties and Sellers pursuant to Section 2.9 and Article IX. The funds in the PPP ([*****]) Escrow Account shall be released in accordance with Section 2.13(d) and the terms of the PPP ([*****]) Escrow Agreement.

(iii)    At the Closing, the Representative, Parent and the PPP ([*****]) Escrow Agent shall enter into the PPP ([*****]) Escrow Agreement, pursuant to which the PPP ([*****]) Escrow Amount shall be deposited into the PPP ([*****]) Escrow Account for the purpose of funding obligations of the Company Parties and Sellers pursuant to Section 2.9 and Article IX. The funds in the PPP ([*****]) Escrow Account shall be released in accordance with Section 2.13(d) and the terms of the PPP ([*****]) Escrow Agreement

(b)    [*****].

(c)    [*****].

(d)    PPP ([*****]) Escrow Account. Subject to the terms of the PPP ([*****]) Escrow Agreement, on the date the applicable PPP Loans are forgiven, as reduced by any payment or claim (including any claim pursuant to Section 9) in respect of such PPP Loans having not been forgiven, the remaining amount in the PPP ([*****]) Escrow Account shall be released by the PPP ([*****]) Escrow Agent to Sellers based on their respective Transaction Pro Rata Shares such that the remaining amount in the PPP ([*****]) Escrow Account shall be equal to the amount of any unresolved claims as of such date and any remaining amounts shall be paid to Parent or Sellers, as applicable, at such time as such applicable outstanding claims are resolved.

(e)     PPP ([*****]) Escrow Account. Subject to the terms of the PPP ([*****]) Escrow Agreement, on the date the applicable PPP Loans are forgiven, as reduced by any payment or claim (including any claim pursuant to Section 9) in respect of such PPP Loans having not been forgiven, the remaining amount in the PPP ([*****]) Escrow Account shall be released by the PPP ([*****]) Escrow Agent to Sellers based on their respective Transaction Pro Rata Shares such that the remaining amount in the PPP ([*****]) Escrow Account shall be equal to the amount of any unresolved claims as of such date and any remaining amounts shall be paid to Parent or Sellers, as applicable, at such time as such applicable outstanding claims are resolved.

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3.	Representations and Warranties of the Sellers and Clarity Sellers.

Except as set forth in the Disclosure Schedule attached as Exhibit B to this Agreement (the “Disclosure Schedule”), (i) each Seller severally, but not jointly, represents and warrants to Merger Sub as to him, her, or itself as follows and (ii) solely with respect to Clarity Labs and not with respect to any other Company Party, each Clarity Seller, severally, but not jointly, represents and warrants to Merger Sub as to him or her as follows:

3.1          Ownership of Company Interests; No Voting Trusts.

(a)    Such Merger Seller is the sole record and beneficial owner of his or her Merger Pro Rata Share of the Company Interests free and clear of any and all Liens or other restrictions or limitations whatsoever. Immediately following the Merger, good and valid title to the Company Interests owned by such Merger Seller will pass to Parent, free and clear of all Liens or other restrictions or limitations whatsoever.

(b)    Schedule 3.1(b) sets forth all of the authorized, issued and outstanding equity interests of GR Holdings. Each GRH Seller owns, beneficially and of record, all of the equity interests of GR Holdings set forth next to his or her name on Schedule 3.1(b), free and clear of any and all Liens or other restrictions or limitations whatsoever. All of the outstanding equity interests of GR Holdings held by each such GRH Seller are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or other rights of any Person to acquire any securities of GR Holdings. Upon the Closing of the Transaction, good and valid title to the GRH Interests held by each GRH Seller will pass to Merger Sub, free and clear of all Liens or other restrictions or limitations whatsoever.

(c)    Schedule 3.1(c) sets forth all of the authorized, issued and outstanding equity interests of Clarity Labs. Each Clarity Seller owns, beneficially and of record, all of the equity interests of Clarity Labs set forth next to his or her name on Schedule 3.1(c), free and clear of any and all Liens or other restrictions or limitations whatsoever. All of the outstanding equity interests of Clarity Labs held by each such Clarity Seller are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or other rights of any Person to acquire any securities of Clarity Labs. Upon the Closing of the Transaction, good and valid title to the Clarity Interests held by each Clarity Seller will pass to Merger Sub, free and clear of all Liens or other restrictions or limitations whatsoever of any kind

(d)    No Company Party is bound by, nor has any Company Party granted to any other Person, any option, warrant, calls, purchase or other right or other contractual obligation (including, without limitation, conversion or preemptive rights and rights of first refusal or similar rights), orally or in writing, with respect to any Equity Interest of any Company Party or that could require any Company Party to sell, issue, grant, transfer or otherwise dispose of any or all Equity Interests of any Company Party, or any securities convertible into or exchangeable for Equity Interests of any Company Party. There are no voting trusts, commitments, undertakings, understandings or other restrictions to which Seller is a party that directly or indirectly limit or restrict in any manner, or otherwise relate to, the sale or other disposition of any of the Purchased Interests.

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3.2           Authorization.

(a)    Such Seller has all requisite power, capacity, and authority to execute and deliver this Agreement and each of the Transaction Agreements to which such Seller is a party and to perform such Seller’s respective obligations hereby and thereby. The execution and delivery by such Seller of this Agreement and each other Transaction Agreement to which such Seller is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of such Seller, and no other or further action or proceeding on the part of such Seller is necessary to authorize the execution and delivery by such Seller of this Agreement and the consummation by such Seller of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Seller and, assuming the due and valid authorization, execution and delivery of this Agreement by each of the other Sellers, the Merger Sub, Parent and the Company, constitutes a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms and conditions, subject to the Bankruptcy Exception.

(b)    Such Clarity Seller has all requisite power, capacity, and authority to execute and deliver this Agreement and each of the Transaction Agreements to which such Clarity Seller is a party and to perform such Clarity Seller’s respective obligations hereby and thereby. The execution and delivery by such Clarity Seller of this Agreement and each other Transaction Agreement to which such Clarity Seller is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of such Clarity Seller, and no other or further action or proceeding on the part of such Clarity Seller is necessary to authorize the execution and delivery by such Clarity Seller of this Agreement and the consummation by such Clarity Seller of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Clarity Seller and, assuming the due and valid authorization, execution and delivery of this Agreement by each of the other Clarity Sellers, the Merger Sub, Parent and the Company, constitutes a valid and binding obligation of such Clarity Seller, enforceable against such Clarity Seller in accordance with its terms and conditions, subject to the Bankruptcy Exception.

3.3          Consents and Approvals; No Violation.

(a)    Except for approval by the Departments under applicable Law, such Seller or Clarity Seller is not required to give any notice to, make any filing with, or obtain any Consent of any Governmental Authority in connection with the execution, delivery and performance by such Seller or Clarity Seller of this Agreement or any other Transaction Agreement to which he is a party or the consummation of the transactions contemplated hereby and thereby.

(b)    Except for approval by the Departments under applicable Law, the execution, delivery and performance by such Seller or Clarity Seller of this Agreement and the other Transaction Agreements to which he is a party, and the consummation of the transactions contemplated hereby and thereby, does not violate any Law to which such Seller or Clarity Seller is subject and will not constitute a violation of, or be in conflict with, or constitute or create a default under, or give rise to a loss or create or trigger any payment obligation for the account of the Company Parties or any Contract to which such Seller or Clarity Seller is a party.

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3.4          Litigation. There is no Legal Proceeding pending or, to the Knowledge of such Seller or Clarity Seller, threatened against such Seller (a) pertaining to the Equity Interests of any Company Party, the Company Parties or the Licenses, or (b) that challenges, or will have the effect of preventing, materially delaying, making illegal, or otherwise materially interfering with, the execution of this Agreement or the consummation of the transactions contemplated hereby. Such Seller or Clarity Seller is not a party to or named subject to the provisions of any Legal Proceeding or Order that would prevent, delay, make illegal or otherwise interfere with, the execution of this Agreement or the consummation of the transactions contemplated hereby. No material event has occurred or circumstances exist that may give rise to, or serves as a basis for, any such Legal Proceeding or Order.

3.5          Parent Shares.

(a)    Canadian Securities Law Representations. Each Seller and Clarity Seller that may receive Parent Shares hereunder understands that the Parent Shares are being issued pursuant to an exemption from the registration and prospectus requirements of Canadian Securities Laws. Such Seller acknowledges that Parent will rely on such Seller’s representations, warranties and covenants set forth below for purposes of confirming the availability of such exemption from such registration and prospectus requirements. Such Seller acknowledges that (i) it has been provided with the opportunity to consult its own legal advisors with respect to the Parent Shares issuable to such Seller pursuant to this Agreement and with respect to the existence of resale restrictions imposed by applicable securities Laws; (ii) no representation has been made respecting the applicable holding periods imposed by the securities Laws or other resale restrictions applicable to the Parent Shares which restrict the ability of such Seller to resell such securities; and (iii) such Seller is aware that Seller may not be able to resell the Parent Shares, except in accordance with limited exemptions under the securities Laws. Such Seller consents to the collection, use and disclosure of certain personal information for the purposes of meeting legal, regulatory, self-regulatory, security and audit requirements (including any applicable tax, securities, money laundering or anti-terrorism legislation, rules or regulations) and as otherwise permitted or required by Law, which disclosures may include disclosures to tax, securities or other regulatory or self-regulatory authorities in Canada and/or in foreign jurisdictions, if applicable, in connection with the regulatory oversight mandate of such authorities.

(b)    U.S. Securities Act Representations.

(i)   Such Seller and Clarity Seller is resident in the United States or otherwise a “U.S. Person”, as defined in Regulation S under the Securities Act.

(ii)    Such Seller and Clarity Seller understands and acknowledges that the Parent Shares have not been registered under the Securities Act, or under any state securities laws, and that the Parent Shares are being offered and sold in reliance upon federal, provincial and state exemptions for transactions not involving any public offering, thus the Parent Shares are “restricted securities,” as such term is defined in Rule 144 under the Securities Act, and will be subject to restrictions on resale under such laws and as set forth in the restrictive legends substantially the following form:

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“THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND ARE “RESTRICTED SECURITIES” AS THAT TERM IS DEFINED IN RULE 144 UNDER THE SECURITIES ACT. SUCH SHARES MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE REASONABLE SATISFACTION OF COUNSEL TO THE ISSUER.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.”

(iii)    Except as provided in Section 3.5(b), each Seller and Clarity Seller acknowledges that each such Seller is an “accredited investor” as defined in Rule 501(d) of Regulation D promulgated under the Securities Act and has completed the Accredited Investor Questionnaire.

(iv)    Such Seller and Clarity Seller consents to Parent making a notation on its respective records or giving instructions to any transfer agent of the Parent Shares in order to implement the restrictions on transfer set forth and described herein.

(v)   Such Seller and Clarity Seller acknowledges that he, she, or it is acquiring the Parent Shares solely for his, her or its own account and not on behalf of any other person for investment purposes only and not with a view to the resale, distribution or other disposition thereof in violation of applicable securities Laws.

(vi)    Such Seller and Clarity Seller represents and warrants that alone, or with the assistance of his, her or its professional advisors, he, she or it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of his, her or its investment in the Parent Shares and is able, without impairing his, her or its financial condition, to hold such securities for an indefinite period of time and to bear the economic risks, and withstand a complete loss, of such investment.

(vii)    Such Seller and Clarity Seller represents and warrants that he, she or it has had access to such additional information, if any, concerning as he, she or it has considered necessary in connection with his, her or its investment decision to acquire the Parent Shares.

3.6         Brokers’ Fees. Except as set forth on Schedule 3.6, such Seller or Clarity Seller has no Liability to pay any fees or commissions to any broker, finder, investment banker or agent with respect to the transactions contemplated by this Agreement based upon any arrangement or agreement made by or on behalf of such Seller or Clarity Seller.

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4.	Representations and Warranties of the Company.

The Company Parties, severally and not jointly, represent and warrant to Merger Sub that, subject to the Disclosure Schedule, which disclosures and exceptions shall be deemed to be part of the representations and warranties made hereunder, the representations and warranties set forth in this Section 4 are true and correct as of the Effective Date and shall be true and correct in all material respects as of the Closing Date. The Disclosure Schedule shall be arranged in numbered schedules corresponding to the numbered and lettered sections contained in this Section 4, and the disclosures in any schedule of the Disclosure Schedule shall qualify other sections in this Section 4 only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections of this Section 4.

4.1           Organization, Legal Existence, Power and Qualification. Each Company Party is limited liability companies duly organized, validly existing, and in good standing under each of the respective jurisdictions of formation of each such Company Party. Each Company Party has requisite limited liability company power and authority to carry on their business as presently conducted. Each Company Party is duly qualified to transact business and are in good standing in each jurisdiction in which such Company Party’s ownership of property or conduct of business requires them to be qualified except where such qualification would not be reasonably expected to have a Company Material Adverse Effect. True, correct and complete copies the Organizational Documents of each Company Party have been provided to Merger Sub, in each case that are currently in effect and reflect all amendments made thereto.

4.2           Ownership of Company Interests; No Voting Trusts.

(a)    Schedule 4.2(a) sets forth all of the authorized, issued and outstanding Equity Interests of the Company Parties. All of the outstanding Equity Interests of the Company Parties are duly authorized and validly issued and were not issued in violation of any preemptive or other rights of any Person to acquire any equity securities of the Company Parties.

(b)    The Company is not bound by, nor has the Company granted to any other Person, any option, warrant, calls, purchase or other right or other contractual obligation (including, without limitation, conversion or preemptive rights and rights of first refusal or similar rights), orally or in writing, with respect to any Equity Interests of the Company Parties or that could require the Company to sell, issue, grant, transfer or otherwise dispose of any or all of the Company Parties’ Equity Interests, or any securities convertible into or exchangeable for Equity Interests in the Company Parties.

(c)    There are no voting trusts, commitments, undertakings, understandings or other restrictions which directly or indirectly limits or restricts in any manner, or otherwise relates to, the sale or other disposition of the Equity Interests of any Company Party.

4.3           Subsidiaries. Except as set forth in Schedule 4.3, the Company Parties do not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. None of the Company Parties are participants in any joint venture, partnership or similar arrangement unless otherwise identified herein.

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4.4          Power and Authority. The Company has all requisite limited liability company power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and each other Transaction Agreement to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of the Company, and no other or further action or proceeding on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery of this Agreement by Merger Sub, Parent and each Seller, constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms and conditions, subject to the Bankruptcy Exception.

4.5          Governmental Consents and Filings. Except for approval by the Departments under applicable Law, no Consent, or Order, or registration, qualification, designation, declaration or filing with, any federal, state or local Governmental Authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement.

4.6          Litigation. There is no Legal Proceeding pending or currently threatened (a) against or relating to the Company Parties or any officer, manager, or Key Employee of the Company Parties (in the case of officers, directors or Key Employees, such as would affect the Company Parties); (b) that questions the validity of the Transaction Agreements or the right of the Company or any Seller to enter into them, or to consummate the transactions contemplated by the Transaction Agreements; (c) that would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect; or (d) against the Company Parties with respect to the Material Licenses. None of the Company Parties or any of the Company Parties’ officers, managers, or Key Employees, is a party or is named as subject to the provisions of any Legal Proceeding or any Order of any Governmental Authority (in the case of officers, directors or Key Employees, such as would affect the Company Parties). No material event has occurred or circumstances exist that may give rise to, or serves as a basis for, any such Legal Proceeding or Order.

4.7           Financial Statements.

(a)    The Company has previously made available to Parent true, complete and correct copies of the Company Parties’ consolidated internal, unaudited financial statements as of and for the years ended December 31, 2018 and December 31, 2019, and the related statements of profit and loss for the years then ended. The Company has previously made available to Parent true, complete and correct copies of the Company Parties consolidated audited financial statements as of and for the year ended December 31, 2020 and the related statements of profit and loss for the year then ended (the “2020 Financial Statement”, and, collectively with the Company Parties’ consolidated internal, unaudited financial statements as of and for the years ended December 31, 2018 and December 31, 2019, the “Financial Statements”). The consolidated balance sheet for the Company Parties as of December 31, 2020 is sometimes referred to herein as the balance sheet and the date thereof is sometimes referred to as the “Balance Sheet Date”.

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(b)    The Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), applied on a consistent basis throughout the period involved, and present fairly, in all material respects, the financial position and results of operations of the Company Parties as of the respective dates and for the respective periods indicated therein.

4.8          Accounts Receivable. All accounts receivable, notes and other amounts receivable of the Company Parties (“Receivables”) reflected in the Financial Statements represent bona fide transactions on the part of the Company. The Receivables reflected in the Financial Statements (a) arose in the Ordinary Course of Business, (b) are carried at values determined in accordance with GAAP consistently applied, (c) constitute only valid and, to the Company’s Knowledge, undisputed claims of the Company Parties, and (d) do not represent obligations for goods sold on consignment or subject to any other repurchase or return arrangement. No Person has any Lien on any of the Receivables and no written agreement for material deduction or discount has been made with respect to any of the Receivables since the Balance Sheet Date.

4.9           Customers and Suppliers.

(a)    Schedule 4.9(a) sets forth a list of (i) the Company Parties’ largest twenty(20) customers as measured by the aggregate sales of the Company Parties for fiscal year 2019 and 2020 (each, a “Material Customer”) and the amount of consideration paid by each Material Customer during such period; and (ii) the Company Parties’ largest twenty (20) suppliers as measured by the aggregate purchases of the Company Parties for the fiscal years 2019 and 2020 (each, a “Material Supplier”) and the amount of purchases from each Material Supplier during such periods.

(b)    (i) No Material Customer or Material Supplier has given written notice to any of the Company Parties that (A) it will or intends to terminate or not renew its Contract, if any, with such Company Party before such Contract’s scheduled expiration date, (B) it will otherwise terminate its relationship with such Company Party or (C) it will or intends to materially reduce its purchases from or sales or provisions of services to the Company Parties; (ii) no Material Customer has made a material complaint to the Company Parties in connection with its business that has not been resolved; and (iii) to the Knowledge of the Company, no Material Customer or Material Supplier has filed a voluntary petition for bankruptcy protection.

4.10         Intellectual Property.

(a)    The Company Intellectual Property includes all Intellectual Property Rights owned or licensed by the Company Parties and used in the business of the Company Parties as currently conducted and proposed to be conducted by the Company Parties. The Company Parties own or have the right to use all Owned Intellectual Property and the Licensed Intellectual Property that are necessary to the conduct of the business of the Company Parties as currently conducted and proposed to be conducted, including the design, development, manufacture, use, import, marketing, and sale of any product, technology or service of the business of the Company Parties. The Company Parties have all right, title and interest in and to the Owned Intellectual Property free and clear of any and all Liens. Except as set forth in Schedule 4.10(a), no Owned Intellectual Property is subject to any Order, settlement agreement or Contract that restricts in any manner the use, transfer, licensing or enforcing thereof by the Company Parties.

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(b)    Schedule 4.10(b)(i) sets forth a true, complete and correct list of all Company Intellectual Property Registrations, and such list includes for each Company Intellectual Property Registration, as applicable: the title, mark, or design; the record owner; the jurisdiction by or in which it has been issued, registered, or filed; the Patent, registration, or application serial number; the issue, registration, or filing date; and the current status. Schedule 4.10(b)(ii) sets forth a true, complete and correct list of all material unregistered Trademarks and service marks that are Owned Intellectual Property. Schedule 4.10(b)(iii) sets forth a list of each corporate, trade or fictitious name under which the business of the Company Parties has been conducted at any time in the three (3) years prior to Closing. Each item of Company Intellectual Property Registrations is valid and subsisting, and, as of the date of this Agreement, all necessary registration, maintenance and renewal fees in connection with such Company Intellectual Property Registrations have been paid and all necessary documents and certificates in connection with such Company Intellectual Property Registrations have been filed with the relevant Patent, Copyright, Trademark or other Governmental Authority in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Intellectual Property Registrations.

(c)    The Company Parties have obtained and possesses valid licenses pursuant to a Company Intellectual Property Agreement to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases for its employees use in connection with the business of the Company Parties. Schedule 4.10(c) sets forth a true, complete and correct list of all written Company Intellectual Property Agreements (other than ordinary course licenses of commercially available software that, in each case, does not exceed license fees of [*****] in the aggregate), pursuant to which the use by the Company of any Intellectual Property Rights of another Person is permitted by that Person (collectively, the “Intellectual Property Licenses”). The Intellectual Property Licenses are valid, binding and enforceable between the Company Parties and the other parties thereto and are in full force and effect. There is no default under any Intellectual Property License by the Company Parties or any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder. There are no Legal Proceedings to which the Company Parties are a party with respect to the Intellectual Property Licenses, any threat of such Legal Proceeding or other dispute regarding the scope of such Intellectual Property License, or performance under such, including with respect to any payments to be made or received by the Company Parties.

(d)    Except as provided for in Schedule 4.10(d), the Company Parties have not granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Owned Intellectual Property to any Person. Schedule 4.10(d) contains a complete and correct list of all Contracts or rights under which the Company Parties have granted to others an exclusive license, covenant not to sue, or any exclusive right to use or exploit, any Owned Intellectual Property.

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(e)    The operation of the business as currently conducted by the Company Parties, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture, and sale of any product, technology or service of the business of the Company Parties does not infringe or misappropriate any Intellectual Property Rights of any Person, or constitute unfair competition or trade practices under the Laws of any jurisdiction in which the Company Parties operate. The Company Parties have not received written notice from any Person claiming that such operation or any act, any product, technology or service or Owned Intellectual Property infringes or misappropriates any Intellectual Property Rights of any Person, violates any right of any Person (including any right to privacy or publicity), or constitutes unfair competition or trade practices under the Laws of any jurisdiction.

(f)    There is no written claim or demand of any Person pertaining to, or any proceeding which is pending, or, to the Knowledge of the Company, threatened, that challenges the rights of the Company Parties, in respect of any Owned Intellectual Property. To the Knowledge of the Sellers, no Person is infringing or misappropriating any Owned Intellectual Property.

(g)    Except as set forth on Schedule 4.10(g), neither this Agreement nor the transactions contemplated by this Agreement will result in (i) any third party being granted rights or access to any Owned Intellectual Property, (ii) any Company Party losing any right to any Owned Intellectual Property or under any Intellectual Property Licenses, or (iii) the Merger Sub being obligated to pay any royalties or other amounts to any third party in excess of those payable by the Company Parties prior to Closing pursuant to any Company Intellectual Property Agreement.

(h)    Except as set forth on Schedule 4.10(h), there have been no unauthorized intrusions or breaches of the security of information technology systems of the Company Parties.

4.11         Compliance; Conflicts.

(a)    No Company Party is in violation or default, in any material respect (i) of any provisions of its Organizational Documents, (ii) of any Order, or (iii) under any Material Contract.

(b)    Neither the execution and delivery of this Agreement or any other Transaction Agreement, nor the consummation of the transactions contemplated by this Agreement or any other Transaction Agreement, will (i) contravene, conflict with, or result in a violation of any Law or Order to which the Company Parties or any of their assets may be subject; (ii) contravene, conflict with, or result in a violation or breach of any provision of the Company’s Organizational Documents; (iii) contravene, conflict with, or result in a violation or breach of any provision of, or give any person or entity the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Contract; (vi) result in the imposition or creation of any Lien upon or with respect to the Equity Interests of any Company Party or the Company Parties’ assets, except for Permitted Liens or those Liens expressly created through this Agreement, if any; (v) except as set forth on Schedule 4.11(b)(v), require the consent, notice or other action by any Person under any (A) Material Contract to which any Company Party is bound or to which any of its properties and assets are subject, or (B) any Material License, except, in the case of clauses (i) and (iii)- (v) of this Section 4.11(b) as would not reasonably be expected to have a Company Material Adverse Effect.

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4.12         Agreements; Actions. Schedule 4.12 identifies all of the following Contracts in effect as of the date of this Agreement to which any Company Party is a party or by which the Company Party is otherwise legally bound (each such Contract, a “Material Contract”) which:

(a)    are reasonably expected to require payments to or from the Company Party in excess of [*****] annually;

(b)    provide for indemnification by the Company Party with respect to infringements of proprietary rights;

(c)    represent Indebtedness for money borrowed or incurred in excess of [*****], individually or in the aggregate;

(d)    provide for (i) Change in Control Payments or (ii) relates to Company Transaction Expenses;

(e)    provide for any loans or advances to any Person by the Company Party, other than ordinary advances for travel and business expenses;

(f)    pursuant to which the Company Party sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its Inventory in the Ordinary Course of Business;

(g)    obligate the Company Party to assume any Tax, environmental or other Liability of any other Person;

(h)    creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or Liabilities or the payment of any royalties of, or by (as applicable) the Company Party;

(i)    purports to: (i) limit, curtail or restrict the ability of the Company Party in any respect to: competing with any other Person or compete in any geographic area, line of business, or market; (ii) developing or distributing any technology or Intellectual Property Right, (iii)              obligating the Company Party to refrain from soliciting the employment of, or hire, any potential employees, consultants, or contractors of any Person, or (iv) granting the other party or any customer “most favored nation” pricing or similar status;

(j)    provides or licenses any of the Company Party’s products or services to any third party on an exclusive basis or licenses any product or service on an exclusive basis from a third party;

(k)    grants rights or authority to any Person with respect to any Owned Intellectual Property or Licensed Intellectual Property other than customer agreements entered in the Ordinary Course of Business;

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(l)    is a Contract with any Seller or Affiliate of any Seller;

(m)   is a Contract with any Person characterized and treated by the Company Party as a consultant or independent contractor;

(n)    requires the Company Party to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(o)    is a broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting or advertising Contracts;

(p)    is an employment agreement or arrangement which is not cancellable without penalty to the Company Party or on more than thirty (30) days’ notice;

(q)    is with any Governmental Authority; and

(r)    is a collective bargaining agreement or Contract with any Union.

4.13         Rights of Registration and Voting Rights. The Company Parties are not under any obligation to register under the Securities Act any of its currently outstanding securities.

4.14         Paycheck Protection Program. Except as set forth in Schedule 4.14, each Company Party either (i) has not applied for or received any loan or other financial assistance under the CARES Act or the Paycheck Protection Program and Health Care Enhancement Act (P.L. 116-139), or (ii) has so applied for, or received, any such loan or other financial assistance and was, or such Company Party reasonably believed it was, eligible to make such application or receive such loan or other financial assistance, undertook its analysis to determine its eligibility and to make certifications regarding necessity in good faith, and has complied with all applicable conditions (including to maintain eligibility for any available loan forgiveness).

4.15          Assets and Property.

(a)    Immediately prior to the Effective Time, the Material Licenses shall be in full force and effect, and shall be free and clear of all Liens, except as set forth in Schedule 4.15(a). No Company Party owns any real property.

(b)    Schedule 4.15(b) sets forth each parcel of real property leased, subleased or licensed by the Company Parties (together with all rights, title and interest of the Company Parties in and to leasehold improvements relating thereto, including, but not limited to, security deposits, reserves or prepaid rents paid in connection therewith, collectively, the “Leased Real Property”), including the name of the landlord, the name of the tenant, and the location of the leased real property. The Company has provided to Valens true and complete copies of all leases, subleases, licenses, concessions and other agreements (whether written or oral), including all amendments, extensions renewals, guaranties and other agreements with respect thereto, pursuant to which the Company Parties occupy any Leased Real Property (collectively, the “Real Property Leases”). With respect to the Real Property Leases, (i) each Real Property Lease is in full force and effect, the applicable Company Party is in material compliance with each Real Property Lease, including payment of all rent due and payable under the Real Property Leases, and no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute a material breach of or default by any Company Party under any Real Property Lease, (ii) no Company Party has received nor given a written notice of any default or event that, with notice or lapse of time, would constitute a default by such Company Party or any other party under any of the Real Property Leases, (iii) the applicable Company Party holds a valid leasehold interest free of any Liens other than those of the lessors of such Leased Real Property or Permitted Liens, (iv) no Company Party has subleased, assigned or otherwise granted any other parties the right to use or occupy any of the Leased Real Property or any portion thereof, and (v) , there are no covenants, conditions, restrictions, easements, rights of way, encumbrances, defects, imperfections, irregularities of title or other Liens that would be apparent upon review of an accurate survey covering the Leased Real Property, which would reasonably be expected to materially impair the continued use of the property to which such matters relate.

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(c)    No Party has received, with respect to any Leased Real Property, any citation, subpoena, summons or other written notice from any Governmental Authority alleging any non-compliance or violation of any zoning, fire, health and building codes. The use by the Company Parties of the Leased Real Property is in compliance in all material respects with all applicable Laws.

(d)    To the Company’s Knowledge, the buildings, structures, fixtures and building systems included in the Leased Real Property are, in all material respects, in reasonably good operating condition and repair, except with respect to ordinary wear and tear, maintained in a manner consistent with commercially reasonable standards followed with respect to similar properties, and are structurally sufficient for the conduct of the Company Parties’ business. No Company Party is a party to any Contract or subject to any claim that may require the payment of any real estate brokerage commissions with respect to, and no such commission is owed with respect to any of, the Real Property Leases.

(e)    Each item of tangible property of the Company Parties, whether owned or leased, which has a fair market value or book value in excess of [*****] is set forth in Schedule 4.15(e).

(f)    Except as set forth on Schedule 4.15(f), the Company Parties have good and valid title or a leasehold interest, free and clear of all Liens, to all of the tangible personal property, plant, machinery, equipment, tools, supplies, furniture, furnishings, vehicles and other fixed assets (collectively, “Personal Property”) (i) reflected in the Financial Statements, or (ii) used in the operation or conduct of the business of the Company Parties, except for Personal Property disposed of, since the date of the Balance Sheet Date, in the Ordinary Course of Business.

(g)    Other than through its ownership of the Company, no Seller owns, whether directly or indirectly through an Affiliate, any assets, whether tangible or intangible or of any type or nature, that are used by or in connection with the businesses and/or operations of the Company Parties.

(h)    To the Company’s Knowledge, all of the material tangible Personal Property used in the Company Parties’ business is (i) in reasonably good operating condition and repair, ordinary wear and tear excepted, and (ii) none of such tangible Personal Property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

(i)    The Inventory of the Company Parties is in the physical possession of the applicable Company Party or in transit to or from a customer or supplier of such Company Party and no Inventory has been pledged as collateral or otherwise is subject to any Lien, or is held on consignment from others. The Inventory reflected in the Financial Statements was, and the Inventory reflected on the Books and Records of the Company Parties has been, determined and valued in accordance with GAAP applied, in the case of the Inventory reflected on the Books and Records of the Company Parties, on a basis consistent with the Financial Statements. Except as reflected in the reserve for obsolete Inventory in the Financial Statements or the Company books of account, the Inventory is of a quality presently useable and salable in the Ordinary Course of Business.

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4.16         Material Liabilities. Except as set forth in Schedule 4.16, the Company Parties do not have any Liabilities of any kind that would be required to be reflected in, reserved against or otherwise described on an audited balance sheet prepared in accordance with GAAP, and that are not so reflected in, reserved against or described on the Financial Statements, other than (a) those which have been incurred in the Ordinary Course of Business since the date of the Balance Sheet Date or otherwise in accordance with the terms and conditions of this Agreement, (b) those which have been incurred in connection with the transactions contemplated in this Agreement, (c) those which have been incurred in connection with (i) non-delinquent executory Contracts with customers and leases; and (ii) trade payables and other items reflected in the determination of Net Working Capital, and (d) those under Employee Benefit Plans, (e) those otherwise disclosed in this Agreement or in the Disclosure Schedules and (f) those which are not, individually or in the aggregate, material to the Company Parties.

4.17         Changes. Except as set forth in Schedule 4.17, since the Balance Sheet Date, there have been no events or circumstances of any kind that have had or could reasonably be expected to result in a Company Material Adverse Effect. Without limiting the generality of the foregoing, since the Balance Sheet Date, there has not been or the Company Parties have not:

(a)    terminated any Material Contract that if not terminated would have been listed in Schedule 4.12;

(b)    suffered any material damage, destruction or loss to any of their respective properties or assets (whether or not covered by insurance);

(c)    mortgaged, pledged, transferred a security interest in, or subjected to any Lien, any of their respective properties or assets;

(d)    purchased, sold, leased, exchanged or otherwise disposed of or acquired any property or assets for which the aggregate consideration paid or payable is in excess of [*****] in any individual or series of related transactions, except inventory in the Ordinary Course of Business;

(e)    satisfied or discharged any Lien relating to, or paid or incurred any obligation or Liability in excess of [*****];

(f)    made (i) any filings, applications or registrations with any Governmental Authority relating to COVID-19 or (ii) any other filings, applications or registrations with any Governmental Authority other than routine filings and registrations made in the Ordinary Course of Business;

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(g)    changed their respective accounting practices or policies;

(h)    (i) made, changed, or rescinded any Tax election, (ii) adopted or changed any Tax accounting method, (iii) settled or compromised any Tax claim or assessment, (iv) entered into any closing agreement in respect of Taxes, (v) filed any amended Tax Return, or (vi) consented to the waiver or extension of the limitations period for any Tax claim or assessment;

(i)    canceled or forgave without fair consideration any Indebtedness or claims;

(j) issued any Equity Interests in such Company Party;

(k)    granted options, warrants, calls or other rights to purchase or otherwise acquire Equity Interests of such Company Party;

(l)    declared, set aside, made or paid any dividend or other distribution in respect of the Equity Interests of any Company Party;

(m)   commenced or settled any Legal Proceeding by any Company Party, or been given notice of the commencement or settlement of any Legal Proceeding against any Company Party or relating to any of its businesses, properties or assets;

(n)    incurred, assumed or guaranteed any Indebtedness or amendment of the terms of any outstanding Indebtedness, except for obligations to reimburse employees for travel and business expenses incurred in the Ordinary Course of Business;

(o)    changed any Company Party’s ordinary course cash management practices, policies and procedures with respect to the collection of Receivables, establishment of reserves for uncollectible accounts, accrual of Receivables, Inventory control, prepayment of expenses, payment of payables and other current Liabilities, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(p)    hired or terminated any Key Employee of any Company Party with an annual salary in excess of [*****], promoted, demoted or made any other change to the employment status or title of any Key Employee, officer, or manager of any Company Party or had any Key Employee, officer, or manager of any Company Party resign or be removed;

(q)    required or permitted any employee or contractor of any Company Party to work remotely as a result of or in connection with COVID-19 (scheduling the name of the employee(s) and contractor(s), job title (for employees), services rendered (for contractors), and the dates of such remote work);

(r)    closed (whether temporarily or otherwise) or limited access to any office or facility of the Company Parties as a result of or in connection with COVID-19;

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(s)    granted Families First Coronavirus Response Act leave to any employee or granted an accommodation to any employee as a result of or in connection with COVID-19 (without identifying the specific reason that the individual is on leave or being provided an accommodation), scheduling the name of the individual on leave and the expected return date, and each individual with an accommodation, the type of accommodation, and its expected duration;

(t)    took any other actions outside the Ordinary Course of Business as a result of or in connection with COVID-19;

(u)    other than in the Ordinary Course of Business, (i) granted any bonus (whether monetary or otherwise) or (ii) increased or made any other change to the salary, employment status, title or other compensation (including equity based compensation) payable or to become payable by the Company Parties to any of their Key Employees, officers, managers, employees or consultants;

(v)    entered into, modified or terminated any Employee Benefit Plan, except to the extent required by Law;

(w)    effected any recapitalization, reclassification, unit split or like change in the capitalization of any Company Party;

(x)    merged or consolidated with, or agreed to merge or consolidate with, or purchased or agreed to purchase all or substantially all of the assets of, or otherwise acquired or agreed to acquire, any business, business organization or division of any other Person;

(y)    adopted any plan of reorganization, liquidation or dissolution or filed a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consented to the filing of any bankruptcy petition against it under any similar Law; or

(z)    amended any of their respective Organizational Documents.

4.18          Employee Matters.

(a)    Schedule 4.18(a) sets forth a true, complete and accurate list (and has updated such list as of the Effective Date) of all Persons who are employees, consultants or independent contractors of the Company Parties (including any employee on leave of absence), and for each such Person, identifies, as applicable: (i) name or employee identification number; (ii)   title or position; (iii) full-time or part-time basis; (iv); hire date; (v) current base compensation rate; (vi) commission, bonus, or other incentive-based compensation, if any; (vii) designation as either exempt or non-exempt from the overtime requirements of the Fair Labor Standards Act and applicable state Laws; and (viii) professional licenses issued by any state or local Governmental Authority in connection with position(s) held with the Company Parties.

(b)    Schedule 4.18(b) lists any employment, consulting or professional services contract between the Company Parties and any current employee, consultant, independent contractor, or other Person providing services to the Company Parties (excluding offer letters on the Company Parties’ standard form in the Ordinary Course of Business to its employees), and any Change of Control Payments. True and correct copies of all such contracts have been made available to Merger Sub.

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(c)    None of the Company Parties’ employees are obligated under any Contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any Order of any court or administrative agency, that would materially interfere with such employee’s ability to promote the interest of the Company Parties or that would conflict with the Company Parties’ business. Neither the execution or delivery of the Transaction Agreements, nor the carrying on of the Company Parties’ business by the employees of the Company Parties, nor the conduct of the Company Parties’ business as now conducted and as presently proposed to be conducted, will conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any Contract, covenant or instrument under which any such employee is now obligated.

(d)    No Company Party is delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other direct compensation or remuneration for any services performed for such Company Party prior to the Effective Date, or amounts required to be reimbursed to such employees, consultants or independent contractors. The Company Parties have withheld and paid to the appropriate Governmental Authority, or are holding for payment not yet due to such Governmental Authority, all amounts required to be withheld from amounts paid or owing to applicable employees of the Company Parties and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

(e)    To the Knowledge of Seller, no Key Employee intends to terminate employment with the Company Parties or is otherwise likely to become unavailable to continue as an employee. No Company Party has a present intention to terminate the employment of any Key Employee. The employment of each employee of a Company Party is terminable at the will of the applicable Company, except as otherwise set forth in Schedule 4.12(g). Except as expressly required elsewhere in this Agreement or as set forth in Schedule 4.18(e) or as required by Law, upon termination of the employment of any employees of the Company Parties, no severance or other payments will become due. Except as set forth in Schedule 4.18(e), the Company Parties have no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(f)    The Company Parties have not made any representations to any officer, employee, director or consultant of the Company Parties regarding equity incentives to any such officer, employee, director or consultant of the Company Parties.

(g)    Schedule 4.18(g) sets forth a list of each former employee whose compensation was greater than [*****] per year and whose employment was terminated by a Company Party within the last five (5) years and has entered into an agreement with such Company Party providing for the full release of any claims against any Company Party or any related party arising out of such employment.

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(h)    None of the Key Employees, managers, or officers of any Company Party has been (i) subject to voluntary or involuntary petition under the federal bankruptcy Laws or any state insolvency Law or the appointment of a receiver, fiscal agent or similar officer by a court for his or her business or property within the last five (5) years; (ii) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding within the last five (5) years (excluding traffic violations, misdemeanors and other minor offenses); (iii) subject to any Order (not subsequently reversed, suspended, or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him or her from engaging, or otherwise imposing limits or conditions on his or her engagement in the business of the Company Parties; or (iv) found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities, commodities, or unfair trade practices Law, which such judgment or finding has not been subsequently reversed, suspended, or vacated.

(i)    The Company Parties are and have been in compliance in all material respects with all applicable Laws pertaining to employment, employment practices, terms and conditions of employment, labor relations, collective bargaining, worker classification, tax withholding, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, meal and rest periods, immigration, employee safety and health, classification of employees as exempt or non-exempt from minimum wage and overtime compensation, payment of wages (including overtime compensation), compensation, hours of work, child labor, sick, vacation and other paid time off, leaves of absence, uniformed services employment and reemployment, workers’ compensation insurance, and unemployment insurance, and in each case, with respect to employees: (i) are not liable for any arrears of wages (including overtime compensation), severance pay or any taxes or any penalty for failure to comply with any of the foregoing, and (ii) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(j)    The Company Parties are not a party to or bound by, nor have they ever been a party to or been bound by, any union agreement or collective bargaining agreement or work rules or practices agreed to with any labor organization, trade union, works council, employee association or similar grouping of employee representation (“Union”) representing any employee of the Company Parties and there are no Unions purporting to represent or, to the Knowledge of Seller, attempting to represent any employee of the Company Parties. There are no representation hearings, grievances, arbitrations, unfair labor practice charges, or other labor disputes pending before the National Labor Relations Board or any similar Governmental Authority or, to the Knowledge of Seller, Threatened against any Company Party. There have been no lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any employee of the Company Parties during the last three (3) years.

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(k)    Except as set forth on Schedule 4.18(k), within the past five (5) years, there have been no Legal Proceedings filed, pending, threatened or reasonably anticipated against the Company Parties or any of its employees relating to any current or former employee, consultant, or independent contractor of the Company Parties, any applicant for employment with the Company, or relating to any employment agreement, consulting agreement, or independent contractor agreement between the Company Parties and any current or former employee, consultant, or independent contractor of the Company Parties. There are no internal complaints or reports by any current or former employee, consultant, or independent contractor of the Company Parties pursuant to the anti-harassment policy of the Company Parties that are pending or under investigation. There are no internal complaints or reports by any current or former employee of the Company Parties alleging failure to pay minimum wage or overtime compensation, or misclassification of the current or former employee as exempt from minimum wage and overtime compensation requirements under applicable Law, that are currently pending or under investigation. The Company Parties are not a party to a conciliation agreement, consent decree, settlement agreement, or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices. The Company Parties have not received written notice during the past three (3) years of the intent of any Governmental Authority responsible for the enforcement of labor, employment, occupational health and safety, insurance, immigration, or workers’ compensation Laws to conduct an investigation or audit of the Company Parties and no such investigation or audit is in progress.

(l)    Within the past three (3) years, no Legal Proceeding has been filed or commenced against any Company Party or any employees thereof, that: (i) alleges any failure to comply with federal immigration Laws; or (ii) seeks removal, exclusion or other restrictions on (A)  such employee’s ability to reside and/or accept employment lawfully in the United States and/or (B) the continued ability of any Company Party to sponsor employees for immigration benefits. The Company Parties maintain such internal systems and procedures as they deem adequate to provide reasonable assurance that all employee hiring is conducted in compliance with all applicable Laws relating to immigration and work authorization. No audit, investigation, or other Legal Proceeding has been commenced against the Company Parties at any time with respect to its compliance with applicable Laws relating to immigration and work authorization in connection with its hiring practices. All employees of the Company Parties are authorized to work in the United States. The Company Parties maintain current files containing proof of eligibility to work in the United States for all current and former employees of the Company Parties to the extent required by applicable Law.

(m)   No Company Party has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988, as amended, or similar state or local applicable Law (the “WARN Act”), issued any notification of a plant closing or mass layoff required by the WARN Act, or incurred any Liability or obligation under the WARN Act that remains unsatisfied. No Company Party has terminated the employment of any employees of such Company Party prior to the Closing that would trigger any notice or other obligations under the WARN Act.

(n)    The Company Parties do not have any Liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any temporary employee or employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from minimum wage and overtime compensation requirements of the Fair Labor Standards Act and similar applicable state Law. The Company Parties are not currently, and have not been in the past three (3) years, a party to any Contracts with any professional employer organization or temporary staffing agency pursuant to which such organization or agency co-employed or jointly employed employees of the Company Parties.

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(o)    Except as set forth on Schedule 4.18(o), each employee of the Company Parties has entered into a non-disclosure agreement with the respective Company Party in substantially the form provided by Representative to Merger Sub.

4.19          Employee Benefit Plans.

(a)    Schedule 4.19(a)(i) sets forth all Employee Benefit Plans in place or effective as of the Effective Date. Except as set forth on Schedule 4.19(a)(ii), no Employee Benefit Plan is, and neither the Company Parties nor any of their ERISA Affiliates sponsors, maintains, contributes to, has any obligation to contribute to, or has within the past three (3) years, sponsored, maintained, contributed to or had any obligation to contribute to, or otherwise has any obligation or liability with respect to, a (i) “pension plan” under Section 3(2) of ERISA that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) a “multiple employer plan” within the meaning of ERISA or an employee benefit plan subject to Section 413(c) of the Code or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(b)    As applicable with respect to each Employee Benefit Plan, the Company has made available to Valens true, correct, and complete copies of (i) each Employee Benefit Plan (or, if not written, a written summary of its material terms), including without limitation all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (ii) the most recent summary plan descriptions and any summary of material modifications thereto, (iii) three most recently filed Form 5500 series and all schedules thereto, (iv) the most recent Internal Revenue Service determination, opinion or advisory letter, (v) non-discrimination testing results and/or safe harbor notices for the last three plan years, (vi) all material agreements or Contracts with any service provider with respect to any Employee Benefit Plan, and (vii) all non-routine material notices received from, or filings made with, any Governmental Authority within the last three years, including but not limited to any filings under the Employee Plans Compliance Resolution System. Each Employee Benefit Plan has been established and administered, in all material respects, in accordance with its terms and is in compliance (both in form and operation) in all material respects with all applicable Laws, including ERISA and the Code. All contributions to, and premium payments to and other payment from, each Employee Benefit Plan that are required to be made in accordance with the terms and conditions of such Employee Benefit Plan and applicable Laws, as of the date of this Agreement, have been timely made (taking into account any extension or grace period permitted or granted) or, if required but not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Financial Statements prior to the date of this Agreement, in each case, except as would not result in material Liability to the Company. With respect to each Employee Benefit Plan, all tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed (taking into account any extension or grace period permitted or granted) with the appropriate Governmental Authority and all required notices and disclosures have been timely provided (taking into account any extension or grace period permitted or granted) to participants, in each case, except as would not result in material Liability to the Company. With respect to the Employee Benefit Plans, to the Knowledge of the Company, no event has occurred and there exists no condition or set of circumstances in connection with which the Company Parties could be subject to any material Liability (other than for routine benefit liabilities or except as set forth on Schedule 4.19(b), as reflected in the most recent consolidated balance sheet filed prior to the date of this Agreement) under the terms of, or with respect to, such Employee Benefit Plans, ERISA, the Code or any other applicable Law. There are no pending audits or investigations by any Governmental Authority involving any Employee Benefit Plan, and no pending, or to the Knowledge of the Company, threatened claims (except for individual claims for benefits payable in the normal operation of the Employee Benefit Plans), suits or proceedings involving any Employee Benefit Plan, any fiduciary thereof or service provider thereto.

Plan of Merger and Securities Purchase Agreement

(c)    Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is subject to a favorable determination, opinion or advisory letter from the Internal Revenue Service, upon which the Company may rely, to the effect that such plan is qualified and exempt from federal income taxes under Sections 401(a) and 501(a) of the Code, respectively, and to the Knowledge of the Company, no fact or event has occurred that could cause such Employee Benefit Plan to be disqualified or that could cause the loss of exempt status of any trust account under such Employee Benefit Plan. Each Employee Benefit Plan can be amended, terminated or otherwise discontinued in accordance with its terms, without Liability (other than Liability for ordinary administrative expenses typically incurred in a termination event or pursuant to individual agreements that are disclosed on Schedule 4.19(a)). Neither the Company Parties nor any other person or entity have any express or implied commitment, whether legally enforceable or not, to modify, change or terminate any Employee Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

(d)    Except as disclosed on Schedule 4.19(d) or for any Change of Control Payments and only to the extent provided therein, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with any other event, will (i) entitle any current or former employee, consultant, director or any other individual service provider or any group of such employees, consultants, directors or other individual service providers to any payment of compensation or severance or any other payment or benefit; (ii) increase the amount of compensation or benefits due to any such employee, consultant, director or other individual service provider; (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit; (iv) increase the amount payable under or result in any other material obligation pursuant to any Employee Benefit Plan, or (v) require a “gross-up” or other payment to any “disqualified individual” (as such term is defined in Section 280G(c) of the Code). No amount that could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event) or by any of the Transaction Agreements, by any employee, officer, director or other service provider of any Company Party who is a “disqualified individual” (as such term is defined in Section 280G(c) of the Code) could reasonably be expected to be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(e)    No Employee Benefit Plan provides any of the following retiree or post- employment benefits to any Person: medical, dental, vision, disability or life insurance benefits, except for coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) or similar Law.

(f)    Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code), if any, has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder.

Plan of Merger and Securities Purchase Agreement

(g)    The Company Parties are in compliance, in all material respects, with the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended (the “ACA”), including all requirements related to eligibility waiting periods. The Company Parties are not “applicable large employers” as that term is defined in the ACA and are not subject to Code Section 4980H requirements to offer or provide minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code and the regulations issued thereunder to full- time equivalent employees as defined in Section 4980H(c)(4) of the Code and the regulations issued thereunder. No material excise tax or penalty under Code Sections 4980D and 4980H of the Code, is outstanding, has accrued, has arisen or could reasonably be expected to arise with respect to any period prior to the Closing, with respect to the Company Parties or any Employee Benefit Plan. None of the Company Parties have any unsatisfied obligations to any employees or dependents pursuant to the ACA or any state applicable Law governing health care coverage or benefits that could result in any liability to the Company Parties.

(h)    Each individual who is classified by the Company Parties as an independent contractor has for the past three (3) years been properly classified for purposes of participation and benefit accrual under each Employee Benefit Plan.

4.20          Tax Returns and Payments.

(a)    The Company Parties have prepared and timely filed, or caused to be prepared and timely filed, with the appropriate Taxing Authorities, all Tax Returns (including any consolidated, combined, unitary or other similar Tax Return that includes or is required to include any Company Party) required to be filed by or with respect to the Company Party (taking into account all applicable extensions of time to file), and all such Tax Returns are true, correct and complete in all material respects.

(b)    The Company Parties have duly and timely paid, or caused to be paid, all Taxes due and owing by them (whether or not shown as due and payable on any Tax Return). Except as set forth on Schedule 4.20(b), there is not any amount of accrued and unpaid Taxes of the Company Parties which are due as of the Closing Date, whether or not assessed or disputed. The unpaid Taxes of the Company Parties (including, for the avoidance of doubt, any employment, payroll or similar Taxes deferred under the CARES Act) did not, as of the Balance Sheet Date, exceed the reserve for actual Taxes (as opposed to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) as shown on the face of the Balance Sheet, and will not, as of the Closing Date, exceed such reserve as adjusted to reflect the operations of the Company Parties in the Ordinary Course of Business through the Closing Date, in accordance with the reasonable past customs and practice of the Company Parties in filing their Tax Returns.

(c)    There are in effect no waivers or extensions of applicable statutes of limitations with respect to Taxes for any year. No power of attorney granted by or with respect to the Company Parties relating to Taxes is currently in force.

(d)    All Taxes that the Company Parties have been required to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, member or other third party have been duly withheld or collected, and have been paid over to the proper authorities in accordance with applicable legal requirements, and the Company Parties have complied with any other legal requirements in respect of such Taxes. All Taxes that the Company Parties have been required to withhold, collect or pay in connection with the distributive shares of or allocations to any member have been duly withheld, collected and paid, as required.

Plan of Merger and Securities Purchase Agreement

(e)    A timely and valid election under Section 83(b) of the Code was made in respect of any equity interests in any Company Party that are subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code.

(f)    The Company Parties have delivered, or made available, to Parent true, correct and complete copies of all Tax Returns filed by or on behalf of the Company Parties for all taxable periods for which the applicable statute of limitations has not yet expired, and all audit or examination reports, statements of deficiency, notices of proposed deficiencies, deficiency notices, closing agreements, settlement agreements, rulings and pending ruling requests relating to Taxes submitted, received or agreed to by or on behalf of the Company Parties for all taxable periods for which the applicable statute of limitations has not yet expired. The Company Parties have conducted all aspects of its business in accordance with the terms and conditions of all Tax rulings and Tax concessions that were provided by any relevant Tax Authority.

(g)    There are no Liens for Taxes on any assets of any Company Party other than Permitted Liens.

(h)    Neither the Company Parties nor any Seller have received any written notice or received any other written communication from any Governmental Authority that any Tax deficiency or delinquency has been asserted against any Company Party or that the Company Party is subject to Tax in any jurisdiction in which it does not currently file Tax Returns. There is no unpaid assessment, proposal for additional Taxes, deficiency or delinquency in the payment of any of the Taxes that has been asserted by any Governmental Authority against any Company Party. No audit or other examination of any Tax Return of the Company Parties is presently in progress and no Company Party has received written notice or any other written communication from any Governmental Authority that an audit of the Company Party is pending or that such audit is threatened. No adjustment relating to any Tax Return filed by any Company Party has been proposed in writing by any Governmental Authority nor does any Company Party have Knowledge of any proposed adjustment. No Company Party has executed any currently effective waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(i)    No Company Party has ever been a member of an affiliated or combined group filing a combined or unitary Tax Return for federal, state, local or foreign Tax purposes, other than a group of which the Company Party is or was the parent. No Company Party has any liability for the Taxes of another Person as a transferee or successor, or otherwise by operation of law or by Contract (other than a Contract entered into in the ordinary course of business not primarily related to Taxes).

(j)    No Company Party is now, and at no time in the past has been, a party to or bound by a Tax-sharing, allocation or indemnification agreement or any similar arrangement with continuing effect.

Plan of Merger and Securities Purchase Agreement

(k)    No Company Party has participated in, been a party to, or a promoter of, a transaction that constitutes a “listed transaction” or “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b) as of the Closing Date.

(l)    The Company is not and has not been a “reporting corporation” subject to the information reporting and record maintenance requirements of Section 6038A of the Code and the Treasury Regulations promulgated thereunder. Each Company Party has disclosed on its U.S. federal income Tax Returns and reports all positions taken therein that could give rise to a substantial understatement of U.S. federal income Tax within the meaning of Section 6662 of the Code.

(m)   No Company Party is, and has not been within the period specified in Section 897(c) of the Code, a United States real property holding corporation and no interest in any Company Party is a United States real property interest, in each case, within the meaning of Section 897 of the Code.

(n)    No Company Party has within the last two (2) years distributed equity of another entity, or has had its equity distributed by another entity.

(o)    No Company Party will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) after the Closing Date as a result of any: (i) change in method of accounting made or request on or before the Closing Date; (ii) “closing agreement” with, or ruling received from, any Taxing Authority executed on or prior to the Closing Date; (iii) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. law) on or before the Closing Date; (iv) installment sale or open transaction method of accounting, the completed contract method of accounting or the cash method of accounting with respect to a transaction that occurred on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) any election under Section 108(i) or Section 965 of the Code. The Company Parties use the accrual method of accounting for Tax purposes.

(p)    No Company Party is subject to Tax in any country other than its country of formation by virtue of having a permanent establishment or other place of business in such other country.

(q)    Except as set forth on Schedule 4.20, no Company Party directly or indirectly owns any stock or other ownership interests in any partnership, joint venture, limited liability company, or other entity taxed as a partnership or other pass-through entity for U.S. federal income Tax purposes (other than ownership interests in another Company Party).

(r)    All related party transactions involving any Company Party are at arm’s length and in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provision of any other Tax law. No Company Party is a party to any cost-sharing agreement or similar arrangement that is not in compliance with Treasury Regulation Section 1.482-7 and any comparable provision of any other Tax Law. All intercompany payments to which a Company Party is a party have been calculated in accordance with Treasury Regulation Section 1.482-7 and any comparable provision of any other Tax Law.

Plan of Merger and Securities Purchase Agreement

(s)    Each of the Company Parties (other than the Company and GR Florida) is, and always has been, taxable as a partnership or disregarded entity for all federal, state, and local income Tax purposes. Since inception until (and including) June 7, 2019, GR Florida was properly classified as an “S corporation” (within the meaning of Sections 1361 and 1362 of the Code and any comparable federal, state and local tax provisions) for all federal, state, and local income Tax purposes, and since (and including) June 8, 2019, GR Florida has been properly treated as a disregarded entity for all federal, state, and local income Tax purposes. Since inception until (and including) June 7, 2019, GR Florida made all distributions (actual or deemed) pro rata to and among its members based on the members’ respective ownership of units of membership interests and complied in all respects with the requirement under Section 1361(b)(1)(D) of the Code that an S corporation shall have only one class of stock.

(t)    Since inception, the Company has properly been classified as an “S corporation” (within the meaning of Sections 1361 and 1362 of the Code and any comparable federal, state and local tax provisions) for all federal, state, and local income Tax purposes. The Company has not at any time had any “net unrealized built-in gain” within the meaning of Section 1374(d) of the Code that would give rise to taxation pursuant to Section 1374 of the Code (or any comparable federal, state or local tax provisions) if all of the assets of the Company were disposed of as of the end of the day immediately preceding the Closing Date at their respective fair market values. The Company has made all distributions (actual or deemed) pro rata to and among its members based on the members’ respective ownership of units of membership interests and has complied in all respects with the requirement under Section 1361(b)(1)(D) of the Code that an S corporation have only one class of stock.

(u)    Schedule 4.20(u) contains a list of each loan or other financial assistance under the CARES Act, the Paycheck Protection Program and Health Care Enhancement Act (P.L. 116-139) or subsequent similar legislation related to COVID-19 relief that the Company Parties have applied for or received. Loan forgiveness is available for the full amount of each such loan or other financial assistance. The Company Parties were eligible to make such application and receive each such loan or other financial assistance, and has complied with all applicable conditions, including any applicable conditions to maintain eligibility for any available loan forgiveness, with respect to each such loan or other financial assistance.

(v)    The Company Parties have not deferred any Taxes or other amounts pursuant to the CARES Act or any other Law related to COVID-19.

(w)    The Company Parties conduct a “historic business” for purposes of Treasury Regulation Section 1.368-1(d) and no Company Party has sold, transferred or otherwise disposed of any of its assets (or that of its subsidiaries) as would prevent Parent or a corporation included in Parent’s qualified group within the meaning of Treasury Regulation Section 1.368- 1(d)(4)(ii) from continuing the historic business of such Company Party or using a significant portion of such Company Party’s historic business assets in a business (within the meaning of Treasury Regulation Section 1.368-1(d)).

Plan of Merger and Securities Purchase Agreement

(x)       No Company Party or Seller has taken any action (or permitted any action to be taken), nor is aware of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(y)       For avoidance of doubt, the representations in this Section 4.20 shall not apply in respect of Taxes for any Tax period that begins after the Closing Date, other than in respect of a breach of the representations set forth in Sections 4.20(b) (to the extent related to deferred Taxes), Section 4.20(i) (to the extent related to the second representation), Section 4.20(j),

(o) or (v).

4.21         Insurance. The Company Parties maintain insurance policies of a type and in an amount necessary to conduct its business on the Effective Date. Schedule 4.21 sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Company Parties and relating to the assets, business, operations, employees, officers and directors of the Company Parties (collectively, the “Insurance Policies”) and true and complete copies of such Insurance Policies have been made available to Merger Sub. All such policies and bonds are in full force and effect as of immediately prior to the consummation of the transactions contemplated by this Agreement, and all premiums due and payable thereon have been paid in full as and when due. No Seller nor any of their Affiliates (including the Company Parties) have received any notice of cancellation of, premium increase with respect to, or alteration of coverage under any such Insurance Policies. All such Insurance Policies (a) are valid and binding in accordance with their terms; (b) are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. There are no pending claims under such Insurance Policies or fidelity bonds and no claims under such Insurance Policies or fidelity bonds as to which the insurers of such policies or issuers of such fidelity bonds have denied, questioned, or disputed coverage.

4.22          Licenses, Accreditations and Authorizations.

(a)   The Company Parties are in material compliance and good standing with, all franchises, bonds, permits, licenses, certificates, accreditations, approvals, registrations, variances and authorizations (collectively, and together with the Material Licenses, the “Licenses”) necessary or advisable for the conduct of the Company Parties’ business as currently conducted. All such Licenses, along with their respective identifying numbers, if any, and dates of issuance and expiration are listed in Schedule 4.22(a) and are valid and in full force and effect, and the Company Parties are not delinquent in the payment of any fees or Taxes associated therewith. The Company Parties have provided Valens true, correct and complete copies of the Licenses and correspondence received from any Governmental Authority relating to such Licenses.

(b)    No Company Party has received any notice of violation or a request for any corrective action in respect to any Licenses, including but not limited to any citations for illegal activity or criminal conduct (whether by the Company Parties or any Seller), and no investigation or proceeding is pending or, to the Company’s Knowledge, threatened, that would reasonably be expected to result in the suspension, revocation, non-renewal or limitation or restriction of any such License. Except as listed in Schedule 4.22(b), during the period beginning on the date each Company Party was first issued a License and ending on the Effective Date, the Company Party (i) has not received any statement of deficiency or other written notice from any Governmental Authority regarding non-compliance with Law and (ii) has not issued, or is otherwise a party to, any plans of correction. There are no disciplinary actions pending against the Company Parties with the Departments or any other Governmental Authority, and the Company Parties have timely responded to any deficiencies issued by the Departments that were received by the Company Parties at least one Business Day prior to the Effective Date.

Plan of Merger and Securities Purchase Agreement

4.23         Environmental and Safety Laws. Except as set forth on Schedule 4.23, (a) each Company Party is and has been in compliance in all material respects with all Environmental Laws; (b) no Company Party is the subject of any written Order, complaint, notice of violation, or citation or other communication alleging a violation of or failure to comply with any Environmental Law, nor has such Company Party received any written notification that it is subject to any Liability under or pursuant to any Environmental Law, which in each case has not been fully resolved as of the Effective Date; (c) there are no pending or, to the Company’s Knowledge, threatened claims or Liens resulting from any Liability arising under or pursuant to any Environmental Law with respect to any Real Property Leases or any real property currently or previously owned or leased by such Company Party; (d) no Company Party has treated, stored, recycled or disposed of any Hazardous Substances on any property that is the subject of a Real Property Lease or any real property currently or formerly owned or leased by any Company Party in such a manner as may be reasonably expected to result in a Company Material Adverse Effect; (e) no Company has released and, there has been no release by any Person of any Hazardous Substance at, on or under any property that is the subject of a Real Property Lease or any real property currently or formerly owned or leased by a Company Party in such a manner as may be reasonably expected to result in a Company Material Adverse Effect; (f) no Hazardous Substances generated by the Company Party have been disposed of at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority; (g) no Company Party has entered into any written agreement to assume material environmental Liabilities of any other Person regarding any Environmental Law or remedial action requirement; and (h) there are no underground storage tanks or landfills, surface impoundments or disposal areas located on, no polychlorinated biphenyls (“PCBs”) or PCBs-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by any Company Party, except for the storage of hazardous waste in compliance with Environmental Laws. The Company Parties have made available to Valens true and complete copies of all material environmental records, analyses, tests, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies and environmental studies or assessments in the possession of the Company Parties as of the Effective Date. Notwithstanding anything in this Agreement to the contrary, the representations and warranties in this Section 4.23 shall constitute the sole representations and warranties of the Company Parties and the Sellers with respect to environmental matters.

4.24         Brokers and Finders. Except as set forth in Schedule 4.24, neither the Company Parties nor any Seller have any liability or obligation to pay any fees or commissions to any investment banker, broker, finder or agent with respect to the transactions contemplated by this Agreement.

Plan of Merger and Securities Purchase Agreement

4.25          Compliance with Laws Generally. Except as set forth in Schedule 4.25, the Company Parties are not in violation in any material respect of any applicable Law or restriction of any Governmental Authority in respect of the conduct of its business as presently conducted or the ownership of its properties or assets, including, but not limited to, possessing any and all Material Licenses necessary or required by Law to manufacture, wholesale, sell, distribute, and/or retail any and all hemp cannabinoid products in any state, territory, and/or country where the Company does business.

4.26          Related Party Transactions. Except as disclosed in Schedule 4.26, there is no Contract or Liability relating to the Company Parties between (a) a Company Party, on the one hand, and (b) any equity holder, option holder, officer, member, manager or Key Employee of such Company Party or any Affiliate of any Seller (other than the Company Parties), on the other hand. Except as disclosed in Schedule 4.26, none of the Persons referred to in clauses (a) or (b) or any Family Member of the foregoing Persons (i) possesses, directly or indirectly, any financial interest in, controls, is a lender to or borrower from, has the right to participate in any of the profits of, or is a director, officer, manager or employee of any Person which is (A) a client, supplier, customer, distributor, lessor, lessee, landlord, or tenant, of the Company Parties, or (B) a participant in any material transaction to which the Company Party has been a party, or (ii) has been a party to any Contract with the Company Party or engaged in any transaction with the Company Party. Ownership of securities of a company whose securities are registered under the Securities Exchange Act of 1934, as amended, of two percent (2%) or less of any class of such securities shall not be deemed to be a financial interest for purposes of this Section 4.26.

4.27          Bank Accounts; Powers of Attorney. Schedule 4.27 sets forth:

(a)    with respect to any borrowing or investment arrangements, deposit or checking accounts or safety deposit boxes of each Company Party, the name of the financial institution, the type of account and the account number; and

(b)    the name of each Person holding a general or special power of attorney from or with respect to each Company Party and a description of the terms of each such power.

4.28          Books and Records. The minute books and membership ledgers of each Company Party, all of which have been made available to Valens, are complete and correct in all material respects and have been maintained in accordance with sound business practices. At the Closing, all of those Books and Records will be in the possession of the Company Party.

4.29         No Other Representations and Warranties. Except for the representations and warranties contained in Section 3 and this Section 4, none of the Sellers, the Company Parties or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company Parties or Sellers, including any representation or warranty as to the future revenue, profitability, or success of the Company Parties’ (or its Affiliates') business, or any representation or warranty arising from statute or otherwise in Law. ANY AND ALL PRIOR REPRESENTATIONS AND WARRANTIES MADE BY ANY PERSON OR ITS REPRESENTATIVES, WHETHER VERBALLY OR IN WRITING, ARE DEEMED TO HAVE BEEN MERGED INTO AND SUPERSEDED BY THIS AGREEMENT, IT BEING INTENDED THAT NO SUCH PRIOR REPRESENTATIONS OR WARRANTIES SHALL SURVIVE THE EXECUTION AND DELIVERY OF THIS AGREEMENT.

Plan of Merger and Securities Purchase Agreement

5.     Representations and Warranties of Merger Sub and Parent. Except as set forth in the Public Record, Merger Sub and Parent hereby represent and warrant to Sellers that:

5.1           Existence and Qualification. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware, has the requisite power to own, manage, lease and hold its properties and to carry on its business as and where such properties are presently located and such business is presently conducted; and is duly qualified to do business and is in good standing in each of the jurisdictions where the character of its properties or the nature of its business requires it to be so qualified. Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of Canada, and has the requisite power to own, manage, lease and hold its properties and to carry on its business as and where such properties are presently located and such business is presently conducted; and is duly qualified to do business and is in good standing in each of the jurisdictions where the character of its properties or the nature of its business requires it to be so qualified, except where the failure to be so qualified shall not result in a Valens Material Adverse Effect.

5.2            Authorization. Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Merger Sub of this Agreement and each of the other Transaction Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Merger Sub, and no other or further action or proceeding on the part of Merger Sub or its equity holders is necessary to authorize the execution and delivery by Merger Sub of this Agreement or any of the other Transaction Agreements to which it is a party and the consummation by Merger Sub of the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by Merger Sub and, assuming the due and valid authorization, execution and delivery of this Agreement by the Company, Parent and each Seller, constitutes a valid and binding obligation of Merger Sub, enforceable against it in accordance with its terms and conditions, subject to the Bankruptcy Exception. Parent has full power and authority to enter into execute and deliver this Agreement and each other Transaction Agreement to which it is a Party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including issuance of the Merger Closing Consideration Shares, the GRH Closing Consideration Shares, and any Parent Shares issue pursuant to Section 2.10 hereof. The Transaction Agreements to which Parent is a party, and the transaction contemplated thereby have been duly authorized by all necessary corporate action of Parent and, when executed and delivered by Parent, will constitute valid and legally binding obligations of Parent, enforceable in accordance with their terms and conditions, subject to the Bankruptcy Exception.

5.3           Governmental Consents and Filings. Except for approval by the Departments under applicable Law, and except those that are required pursuant to Canadian Securities Laws and the TSX specified in Schedule 5.3, Parent and its Affiliates are not required to give any notice to, make any filing with, or obtain any Consent of any federal, state, local or provincial Governmental Authority in connection with the execution, delivery and performance by such Parent or Merger Sub of this Agreement or any other Transaction Agreement to which Parent or Merger Sub or their respective Affiliates are a party or the consummation of the transactions contemplated hereby and thereby.

Plan of Merger and Securities Purchase Agreement

5.4           Litigation. There is no Legal Proceeding pending or currently threatened before any Governmental Authority seeking to restrain Parent or Merger Sub or prohibit such entity’s entry into this Agreement or prohibit the Closing, or seeking damages against Parent or Merger Sub or their respective properties as a result of the consummation of this Agreement. There is no Legal Proceeding pending or, to Parent’s Knowledge, currently threatened before any Governmental Authority seeking to restrain Parent or prohibit its entry into this Agreement, or prohibit the Closing, or seeking damages against Parent or its properties as a result of the consummation of this Agreement. There is no Legal Proceeding pending or currently threatened against the Parent or its Affiliates with respect to its Material Licenses issued by any Governmental Authority.

5.5           Parent Shares. The Parent Shares comprising the Merger Closing Consideration Shares and the GRH Closing Consideration Shares and the Parent Shares comprising that portion of the Earn-Out Payments as may be determined from time to time pursuant to Section 2.12 hereof, and any other Parent Shares to be issued to Sellers under this Agreement have been duly authorized, allotted and reserved for issuance and, upon issuance on the terms and conditions specified in this Agreement and such other the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable, free and clear of all Liens. The Parent Shares are listed and posted for trading on the TSX, and neither Parent nor any of its Affiliates have taken any action which would reasonably be expected to result in the delisting or suspension of the Parent Shares on or from the TSX.

5.6           Sufficient Authorized but Unissued Shares. Parent has, and will continue to have through the Closing, sufficient authorized but unissued Parent Shares for the Parent to meet its obligation to deliver the Merger Closing Consideration Shares and GRH closing Consideration Shares under this Agreement.

5.7          No Shareholder Approval. The issuance and delivery by the Parent of the Merger Closing Consideration Shares and GRH closing Consideration Shares to the Sellers does not require any vote or other approval or authorization of any holder of any Equity Interest of Parent.

5.8           Parent Documents.

(a)   Parent is a reporting issuer or the equivalent in good standing in all of the provinces of Canada and is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and the rules and regulations of the TSX. Parent has filed with or furnished to the TSX and the applicable securities regulatory authorities under Canadian Securities Law (including following any extensions of time for filing provided by applicable securities Laws) all annual information forms, proxy circulars, financial statements, material change reports, press releases and other documents required to be filed or furnished, as the case may be (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent Documents”), and no material change report has been filed on a confidential basis with any applicable securities regulatory authorities under Canadian Securities Law that remains confidential at the date of this Agreement. Parent is in compliance in all material respects with the continued listing requirements of the TSX.

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(b)    As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement), each Parent Document complied as to form in all material respects with the requirements of applicable securities Laws and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)    Parent maintains systems of internal control over financial reporting to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any Fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

5.9           No Order. No order having the effect of ceasing or suspending the distribution or trading of the Parent Shares or ceasing or suspending the trading of any other securities of Parent, has been issued or made by any Governmental Authority and no proceedings have been initiated or are pending or, to the knowledge of Parent, are threatened by any Governmental Authority in relation thereto.

5.10         Absence of Certain Changes. Since December 31, 2020, through the date of this Agreement, there Parent has not experienced any Material Adverse Effect.

5.11          Intended Tax Treatment. Neither Parent nor Merger Sub has taken any action, not contemplated by this Agreement that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. Parent has no current intention to substantially dispose of or discontinue its current trade or business outside of the United States. Neither Parent nor Merger Sub has a present plan or intention to sell or otherwise dispose of any material assets of the Company acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code and the Treasury Regulations promulgated thereunder. It is the present intention of Parent and Merger Sub (i)   to continue or cause the continuation of at least one significant “historic business” line (within the meaning of Treasury Regulations Section 1.368-1(d)(2)) of the Company or (ii) to use or cause the use of a significant portion of the Company’s “historic business assets” (within the meaning of Treasury Regulations Section 1.368-1(d)(3)) in a business; provided, however, in making this representation, Parent and its Affiliates are relying on the accuracy of the Company’s representations as to its “historic business” and its assets in Section 4.20(w).

5.12          Available Funds. Parent has sufficient immediately available funds, in cash, to pay the Closing Consideration and to pay any other amounts due and payable by it under this Agreement, together with all related fees and expenses of Parent, and to effect the transactions contemplated by this Agreement.

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5.13         No Violation. Neither the execution and delivery of this Agreement or the other Transaction Agreements to which it is a party, nor the performance by it of the transactions contemplated hereby or thereby will (a) constitute a default under the Organizational Documents of Parent, or (b) result in a default, give rise to any right of termination, cancellation or acceleration, or require any Consent under any of the terms, conditions or provisions of any material mortgage, loan, license, agreement, lease or other instrument or obligation to which Parent is a party, or (c) conflict with or violate any Laws applicable to Parent or by which any of its properties is bound.

5.14         No Other Representations and Warranties. Except for the representations and warranties contained in this Section 5 (as qualified by the material set forth in the Public Record), none of Parent, Merger Sub, or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Parent and/or Merger Sub, including any representation or warranty as to the future revenue, profitability, or success of Parent's (or its Affiliates') business, or any representation or warranty arising from statute or otherwise in Law.

6.      Conditions to Valens Obligations at Closing. The obligations of Merger Sub and Parent to consummate the Merger, the Clarity Unit Transfer and the GRH Unit Transfer are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived in writing by Parent:

6.1           Representations and Warranties. The representations and warranties of the Sellers and Clarity Sellers contained in Section 3 and the Company contained in Section 4 shall be true and correct in all material respects as of such Closing.

6.2            Performance by Sellers, Representative, and the Company. The Company, Representative, Clarity Sellers and Sellers shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company, Representative, Clarity Sellers and/or Sellers on or before such Closing.

6.3            Material Adverse Effect. There shall not have occurred a Company Material Adverse Effect since the Effective Date.

6.4           No Proceedings or Injunctions. There shall be no Order or Legal Proceeding pending or threatened in writing, or injunction sought but not adjudicated or otherwise granted, against any Seller, Clarity Seller, Representative, the Company Parties, or any of their respective assets or properties or any of their respective directors, officers, managers or employees restraining or prohibiting the Merger, the GRH Unit Transfer, the Clarity Unit Transfer or the other transactions contemplated by the terms of this Agreement.

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6.5           Qualifications.

(a)   All Government Consents shall be obtained and effective as of the Closing.

(b)   Parent (and to the extent required, its directors and officers) shall have received notification from the Departments of authorization for licensure or license transfer or change of ownership, in form and substance acceptable to Parent, acting reasonable, based on compliance with all applicable criteria, including but not limited to applicable background checks, if and to the extent required for the consummation of the transactions contemplated by the Transaction Agreements.

(c)   All Consents set forth on Schedule 6.5(c) shall have been obtained, on terms acceptable to Parent, acting reasonable.

6.6           TSX Approval. Parent shall have received conditional approval by the TSX of the listing of the Parent Shares constituting the Closing Consideration on the TSX.

6.7           Closing Deliverables of the Company, Clarity Sellers and Sellers. At or before the Closing, the Company, Representative, Clarity Sellers and/or Sellers, as applicable, shall duly execute (where appropriate) and deliver to Parent the following, which shall be deemed to be executed simultaneously with the Closing:

(a)   a validly executed Merger Certificate;

(b)   a Restrictive Covenant Agreement, executed by each Restricted Party;

(c)    a Lock-Up Agreement, executed by each Seller or Affiliate receiving Merger Closing Consideration Shares, each Clarity Seller receiving Clarity Consideration Shares, and/or GRH closing Consideration Shares, as the case may be;

(d)   an Accredited Investor Questionnaire, executed by each Seller or Seller Affiliate receiving Merger Closing Consideration Shares and/or GRH closing Consideration Shares, as the case may be;

(e)   evidence of receipt of all Consents listed on Schedule 6.5(c) (including Government Consents), each in form and substance reasonably acceptable to Parent;

(f)     a certificate executed by a manager of the Company, dated as of the Closing Date, certifying as to (i) the incumbency of the manager of the Company executing the Transaction Agreements, and (ii) copies of the Company’s Certificate of Organization, including any amendment thereto, certified by the Secretary of State of the State of Delaware;

(g)    the Funds Flow Memorandum executed and certified by the Company and Representative, dated as of the Closing Date;

(h)   certificates executed by the secretary or equivalent officer of every other Company Party, dated as of the Closing Date, certifying as to (i) the incumbency of the officer of the Company Party executing each Transaction Agreement to which such Company Party is a party, and (ii) copies of such Company Party’s Organizational Documents, including any amendment thereto, certified by the Secretary of State of the state or territory of formation, incorporation or residency of such Company Party;

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(i)     a certificate validly executed by Representative on Sellers’ and the each Company Party’s behalf, to the effect that, as of the Closing, the conditions to the obligations of Merger Sub set forth in Section 6.1; Section 6.2, Section 6.3 and Section 6.4 have been satisfied (unless otherwise waived in accordance with the terms hereof);

(j)     an IRS Form W-9 satisfactory to Parent from each Seller and Clarity Seller or, if any Seller or Clarity Seller has not provided such an IRS Form W-9, such affidavits as are requested by Parent or Merger Sub, in form and substance acceptable to Parent and Merger Sub, from one or more of the Company, GR Holdings and Clarity Labs that is required for Parent and Merger Sub to establish that no withholding or reporting is required under Section 1445 or 1446 of the Code (and the applicable Treasury Regulations thereunder);

(k)    payoff letters or other documentary evidence, in each case, in form and substance reasonably satisfactory to Parent, with respect to the repayment of all Closing Indebtedness;

(l)    payoff letters and releases or other documentary evidence, in each case, in form and substance reasonably satisfactory to Parent, with respect to all Change of Control Payments (including management incentive plans and all phantom equity holders) and all Company Transaction Expenses, including wire instructions (other than with respect to any Change in Control Payment or Company Transaction Expense payable to employees through the payroll processes of any Company Party);

(m)  evidence satisfactory to Parent of the release of all Liens, other than Permitted Liens, on any of the Equity Interests of any Company Party or any of the assets or properties of the Company Parties;

(n)   the PPP ([*****]) Escrow Agreement executed by the Representative, the PPP ([*****]) Escrow Agent and Parent;

(o)   the PPP ([*****]) Escrow Agreement executed by the Representative, the PPP ([*****]) Escrow Agent and Parent

(p)   the [*****] Escrow Agreement executed by the Representative, the [*****] Escrow Agent and Parent;

(q)   from each Seller and the Company Parties, stock certificates or equivalent certificates (to the extent certificated) of ownership of Equity Interests in each Company Party (except for the Company), to be held in escrow pending automatic release at the Closing;

(r)    from each Seller and Clarity Seller, wire instructions certified, in writing (email is acceptable), as true and correct from such Seller or Clarity Seller, or if electing payment by check, a written statement to such effect and the delivery address for such payments;

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(s)   the Membership Interest Assignment duly executed by each GRH Seller;

(t)    a membership interest assignment with respect to the Clarity Interests being transferred by the Clarity Sellers in the Clarity Unit Transfer, duly executed by each Clarity Seller;

(u)   a duly executed Amended and Restated Employment Agreement (each, an “Employment Agreement”) by and between GR Florida and each party set forth on Schedule 6.7(t);

(v)   the receipt of a Quality of Earnings report, in form and substance reasonably acceptable to Parent for the purpose of securing the R&W Insurance Policy; and

(w)   the receipt of a duly executed and certified Closing Exemption Certificate Statement, along with the associated Exemption Certificates, each in form and substance reasonably acceptable to Parent.

6.8            R&W Insurance. The Parent shall have secured the R&W Insurance Policy in form and substance reasonably acceptable to Parent. For the avoidance of doubt, no insurance policy of Parent, regardless of whether such policy insures against breaches of representations and warranties of this Agreement, shall be deemed to be the R&W Insurance Policy in form and substance acceptable to Parent hereunder, unless and until the time at which Parent delivers the certificate referenced in Section 7.7(c) to Representative at Closing.

7.    Conditions to Sellers’ Obligations at Closing. The obligations of Sellers and Clarity Sellers to consummate the Merger, the Clarity Unit Transfer and the GRH Unit Transfer are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived in writing by Representative.

7.1            Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in Section 5 of this Agreement shall be true and correct in all material respects as of such Closing.

7.2            Performance by Merger Sub and Parent. Merger Sub and Parent shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by Merger Sub on or before such Closing.

7.3            Material Adverse Effect. There shall not have occurred a Valens Material Adverse Effect since the Effective Date.

7.4           No Proceedings or Injunctions. There shall be no Order or Legal Proceeding pending or threatened in writing, or injunction sought but not adjudicated or otherwise granted, against Merger Sub or Parent, their respective assets or properties or any of their respective directors, officers, employees or subsidiaries restraining or prohibiting the Merger, the GRH Unit Transfer, the Clarity Unit Transfer or the other transactions contemplated by the terms of this Agreement.

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7.5           Qualifications. All Government Consents shall be obtained and effective as of the Closing.

7.6           TSX Approval. Parent shall have received conditional approval, subject only to customary TSX conditions, by the TSX of the listing of the Parent Shares constituting the Closing Consideration on the TSX.

7.7           Closing Deliverables of Parent. At the Closing, Parent or Merger Sub, as applicable, shall duly execute (where appropriate) and deliver to Representative the following, which shall be deemed to be executed simultaneously with the Closing:

(a)   the Merger Closing Cash Consideration, as provided in Section 2.9;

(b)   the Merger Closing Share Consideration, as provided in Section 2.9, together with all documentation necessary to reflect the issuance of the Merger Closing Consideration Shares to Sellers and other recipients;

(c)   a certificate validly executed by an officer of Parent, to the effect that, as of the Closing, the conditions to the obligations of Sellers set forth in Section 7.1, Section 7.2, Section 7.3, Section 7.4, Section 7.5 and Section 7.6 have been satisfied (unless otherwise waived in accordance with the terms hereof);

(d)   a certificate executed by the secretary or another officer of Merger Sub, dated as of the Closing Date, certifying as to (i) the incumbency of the officers of Merger Sub executing the Transaction Agreements, and (ii) copies of the organizational documents of Merger Sub, as amended and in effect on the Closing Date;

(e)   a certificate executed by the secretary or another officer of Merger Sub, dated as of the Closing Date, certifying as to (i) the incumbency of the officers of Merger Sub executing the Transaction Agreements, and (ii) copies of Merger Sub’s Articles of Incorporation and governing documents, as amended and in effect on the Closing Date;

(f)   the [*****] Escrow Agreement, executed by the Representative, the [*****] Escrow Agent and Parent;

(g)   the PPP ([*****]) Escrow Agreement, executed by the Representative, the PPP ([*****]) Escrow Agent and Parent;

(h)   the PPP ([*****]) Escrow Agreement, executed by the Representative, the PPP ([*****]) Escrow Agent and Parent

(i)   the Clarity Consideration Shares, as provided in Section 2.8;

(j)   payment of the Company Transaction Expenses as provided in Section 2.8;

(k)   the GRH Closing Cash Consideration, as provided in Section 2.2(b); and

(l)   the GRH Considerations Shares, as provided in Section 2.2(c), together with all documentation necessary to reflect the issuance of the GRH Considerations Shares to GRH Sellers and other recipients.

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8.     Pre-Closing Covenants and Other Agreements.

8.1            Government Consents.

(a)   From and after the Effective Date of this Agreement, the Company Parties and Sellers shall promptly and diligently prepare, file (after review and approval thereof by Parent) and pursue any and all applications, registrations, qualifications, designations, declarations or other filings which, in the opinion of Merger Sub, are required for Merger Sub and/or the Company Parties to receive all necessary or advisable Licenses, Consents, or Orders of, or to otherwise comply with the Laws of any Governmental Authority which are set forth on Schedule 8.1 (collectively, “Government Consents”) with respect to the transactions contemplated by this Agreement, including, but without limitation, the Merger, the GRH Unit Transfer, the Clarity Unit Transfer and consequently, Parent’s indirect ownership of the Licenses.

(b)   From and after the Effective Date of this Agreement, the Parent and Merger Sub shall promptly and diligently prepare, file (after review and approval thereof by Sellers) and diligently pursue any and all applications, registrations, qualifications, designations, declarations or other filings which, in the opinion of Representative or Merger Sub, are required for Merger Sub and/or the Company Parties to receive all necessary or advisable Government Consents with respect to the transactions contemplated by this Agreement, including, but without limitation, the Merger, the GRH Unit Transfer, the Clarity Unit Transfer and consequently, Parent’s indirect ownership of the Licenses.

(c)   Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such Government Consents and shall keep the other party informed of any and all discussions with any Governmental Authority regarding any Government Consents. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any Government Consents.

8.2           Negative Covenants of the Company. Notwithstanding anything else in this Agreement to the contrary, between the Effective Date and the Closing Date (the “Pre-Closing Period”), except as expressly set forth in the budget of the Company Parties (as provided to Parent), or as set forth on Schedule 8.2, no Company Party shall (and Sellers shall not permit or cause the Company Parties to) do any of the following acts without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(a)   Issue any note, bond or debt security or enter into any debt financing or other loan transaction, whether as a debtor, creditor, guarantor or otherwise;

(b)   create, incur, assume or guarantee, or make any voluntary purchases, cancellations, prepayments or complete or partial discharges in advance of a scheduled payment date with respect to, or grant any waiver of any right of a Company Party;

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(c)   take any action that would result in the imposition of a Lien on any of the Company Party’s assets;

(d)   propose, authorize, enter into, ratify, amend or modify, any agreement, understanding, instrument, Contract or proposed transaction, or any group or related agreements, understandings, instruments, Contracts or proposed transactions, (i) with respect to any service provider or (ii) that involve (individually or in the aggregate, contingent or otherwise) obligations of, or payments to, any Company Party (x) in excess of [*****] annually or [*****] over the lifetime of such agreement, understanding, instrument, Contract or proposed transaction, other than in connection with the Capital Improvements, or (y) are outside the Ordinary Course of Business;

(e)   issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of, any Equity Interests in the Company Parties (or any options, warrants or other securities, including securities exercisable, exchangeable or convertible into Equity Interests);

(f)   enter into any Service Provider Contract;

(g)   alter or change the rights, preferences or privileges of the Equity Interests of any Company Party;

(h)   redeem, repurchase or otherwise acquire any Equity Interests;

(i)   acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person, or acquire any license rights, other than pursuant to a Contract in existence on the date hereof;

(j)   amend the Company Parties’ Organizational Documents;

(k)   take any action that would restrict, inhibit, or adversely affect the ability of the Company Parties to (i) conduct its business substantially as presently conducted, (ii) perform its duties and obligations under this Agreement, or (iii) truthfully make any of the representations and warranties set forth in Section 4 as of the Closing;

(l)   approve or cause the Company Parties to engage in any consolidation, exchange or merger of the Company with or into any other corporation or other entity or Person, or any other corporate reorganization (in each case, whether in one transaction or a series of transactions),

(m)   sell, lease, transfer, license, mortgage or otherwise dispose of any of the material assets of the Company Parties, other than Inventory in the Ordinary Course of Business;

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(n)   transfer, assign or grant any license or sublicense of any rights under or with respect to any Company Intellectual Property, or modify any rights in respect of third party-owned trade or service marks or brand names;

(o)   make or agree to make any capital expenditures;

(p)   incur any Liabilities other than in the Ordinary Course of Business, provided such Liabilities incurred in the Ordinary Course of Business do not exceed [*****];

(q)   purchase, lease or otherwise acquire the right to own, use or lease any property or assets for an amount in excess of [*****], individually (in the case of a lease, per annum), or [*****] in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory or supplies in the Ordinary Course of Business;

(r)   enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(s)   make any bonus or profit sharing distribution or similar payment of any kind;

(t)   approve, file, consent to or acquiesce in the filing of any bankruptcy or bankruptcy action by the Company Parties, or any assignment for the benefit of any of the Company Party’s creditors;

(u)   authorize or enter into any agreement, transaction or other arrangement between the Company Parties, on one hand, and any member, manager, officer, or Affiliate of the Company Parties, or any Family Member or Affiliate of any of the foregoing Persons, on the other hand;

(v)   enter into, approve, alter or amend any employment or consulting agreements;

(w)   make any change to its accounting methods, principals, or practices, except as required by GAAP;

(x)   change the Company Parties’ ordinary course of cash management practices with respect to the collection of Receivables and payment of payables and other current Liabilities;

(y)   amend, adopt, enter into or terminate any Employee Benefit Plan, except as required by applicable Law;

(z)   change the material terms of employment for, or terminate, any member, manager, Affiliate, officer, employee or other individual service provider of any Company Party other than a termination for cause;

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(aa)   make or change any Tax election, adopt or change any Tax accounting method, enter into any closing agreement in respect of Taxes, settle any Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or amend any Tax Return;

(bb)   take any action that would restrict, inhibit or adversely affect the Company Parties’ ability to maintain in good standing any surety bond, irrevocable letter of credit payable, or cash set aside on behalf of any Company Party in connection with the Licenses as required by and pursuant to Law;

(cc)   approve or permit any Seller to sell or otherwise transfer, directly or indirectly, any of its Equity Interests in the Company Parties, or recognize any such sale or transfer as valid, or recognize any transferee in such sale or transfer as a member of a Company Party;

(dd)   adopt any plan of merger, consolidation, amalgamation, reorganization, liquidation or dissolution or file a petition in bankruptcy under any provisions of federal, state or provincial bankruptcy or similar Law or consent to the filing of any bankruptcy petition against it under any bankruptcy or similar Law

(ee)   enter into any joint venture or similar agreement, arrangement or relationship;

(ff)    enter into any agreement or arrangement that limits or otherwise restricts the Company Parties, any of their respective affiliates or any of their respective successors, or that would, after the Effective Time, limit or restrict any of the Company Parties, any of their respective affiliates or any of their respective successors from engaging in any line of business or carrying on business in any geographic area or the scope of Persons to whom any such Persons may sell products or services or acquire products or services from;

(gg)   enter into or amend any Contract with any broker, finder or investment banker including any amendment of any of the Contracts listed in Schedule 8.2(gg);

(hh)   cancel, waive, release, assign, settle or compromise any material claims or rights of the Company or its Subsidiaries;

(ii)     compromise or settle any litigation, proceeding or governmental investigation relating to the assets or the business of any of the Company Parties in excess of an aggregate amount of [*****];

(jj)    request the approval of the Departments or any Governmental Authority for any amendments or modifications to its current Licenses, except as may be required pursuant to Law or this Agreement; or

(kk)   authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing or authorize, or take or agree to take (or fail to take) any action with respect to the foregoing.

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8.3           Affirmative Obligations of the Company Parties. Except as required by the terms of this Agreement or as approved by the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), at all times during the Pre-Closing Period, the Company Parties will and Sellers will cause the Company Parties to:

(a)   conduct their respective business only in the Ordinary Course of Business;

(b)   use commercially reasonable efforts to maintain and preserve their respective business organization, keep available the services of its current officers, employees, managers, contractors, agents and advisors, and preserve its business relationships, rights and goodwill with customers, strategic partners, suppliers, vendors, distributors, landlords, and creditors;

(c)   preserve and maintain all of their respective Licenses;

(d)   pay their respective Taxes and file their respective Tax Returns when due;

(e)   maintain the properties and assets (including Inventory, other than the Inventory sold to customers in the Ordinary Course of Business) owned, operated or used by the respective Company Party in the same condition as they were as of the Effective Date, subject to normal wear and tear;

(f)   continue in full force and effect without modification all Insurance Policies of the respective Company Party as of the Effective Date;

(g)   perform all of their respective obligations under all Material Contracts;

(h)   maintain their respective Books and Records in accordance with past practice;

(i)   comply in all material respects with all applicable Laws; and

(j)   not take or permit any action that would cause any of the changes, events, or conditions described in Section 4.17 to occur.

8.4           Surety Bond; Similar Financial Undertakings. The Company Parties shall (and Sellers shall cause the Company Parties to) continue to maintain in good standing any and all surety bonds, irrevocable letters of credit payable, set asides of cash on behalf of the Company Parties, or insurance policies or coverage, in connection with the Licenses as required by and pursuant to Law.

8.5           Due Diligence Assistance. During the Pre-Closing Period, the Company and Representative agree to, as promptly as practicable, provide Valens and its advisors (i) all such documentation and information and answer all questions that Valens or its advisors may reasonably request regarding the Company Parties (including, without limitation, regarding its Licenses); and (ii) upon reasonable advance notice from Valens, subject to any limitations on non- employee access to the Company Parties’ premises set pursuant to applicable Law, afford Valens and its managers, officers, employees, agents and consultants access during normal business hours to all of its properties, Books and Records, and Contracts as Valens may reasonably request. Without limiting the generality of the foregoing, the Company and Representative shall promptly and diligently provide Valens with documents, information and answers to questions regarding (a) the Licenses, including but not limited to the validity thereof, (b) the existence of any deficiencies or Liens with respect to the Licenses, (c) any Company Parties application for any additional licenses, and (d) the suitability of any real estate upon which the Company conducts or proposes to conduct its business, including, without limitation, the conformance and compliance of such real estate with all applicable state and local Laws, rules, ordinances, codes and regulations.

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8.6           Physical Inventory and Valuation of Inventory. Valens has the right to take a physical inventory of the Inventory in or held at any facility of any Company Party on or immediately prior to the Closing Date to confirm such Inventory is accurately reflected on the Financial Statements and at levels appropriate to effectively operate the businesses of each Company Party as currently conducted (the “Physical Inventory”). Representative and each Company Party shall provide, upon reasonable advance notice, during normal business hours, and in a manner that does not interfere with the conduct of Company’s business, Valens and its advisors access to any such facility, the Inventory, and related Books and Records and personnel of each Company Party as Valens may reasonably request to allow Valens to timely perform the Physical Inventory, and Representative and the Company shall reasonably cooperate with Valens in connection with the Physical Inventory. For all purposes under this Agreement, each Company Party’s Inventory shall be valued at "lower of cost or market" utilizing the inventory procedures set forth in Schedule 1(a)(xli) (EBITDA Calculations).

8.7           No Other Negotiations. During the Pre-Closing Period, none of the Company Parties or the Sellers shall, directly or indirectly, pursue, solicit, entertain or otherwise consider or encourage (including by way of furnishing information) any offers, inquiries or negotiations with third parties to enter into any transaction which concerns the subject matter of this Agreement, including without limitation, the purchase and sale of any License, the assets of the Company Parties (except in the Ordinary Course of Business), or the purchase and sale of any ownership interest in the Company Parties.

8.8           Notice of Certain Events; Efforts.

(a)    During the Pre-Closing Period, the Company Parties shall promptly notify Valens in writing after the Company obtains knowledge of:

(i)    any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the Company or a Seller hereunder not being true and correct, or (C) has resulted in the failure of any of the conditions set forth in Section 6 to be satisfied;

(ii)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

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(iii)    any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(iv)    any Legal Proceedings commenced or threatened against, relating to or involving or otherwise affecting any Seller or the Company Parties that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.4 or Section 4.6 or that relates to the consummation of the transactions contemplated by this Agreement.

(b)   During the Pre-Closing Period, Valens shall promptly notify Representative in writing after Valens obtains knowledge of:

(i)   any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Valens Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by Merger Sub or Parent hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 7 to be satisfied;

(ii)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(iii)    any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(iv)    any Legal Proceedings commenced or, to the Knowledge of the Merger Sub, threatened against, relating to or involving or otherwise affecting the Merger Sub that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 5.3 or that relates to the consummation of the transactions contemplated by this Agreement.

(c)   A party’s receipt of information pursuant to this Section 8.8 shall not operate as a waiver by such party or otherwise affect any representation, warranty or agreement given or made by the disclosing party in this Agreement (including Section 9.1(a), Section 9.1(c) and Section 10.20) and shall not be deemed to amend or supplement the Disclosure Schedules.

(d)   Each of the Parties shall use commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable in order to consummate and make effective the Transaction (including satisfaction, but not waiver, of the conditions set forth in Article 6 and Article 7, as applicable to each such Party). At the Closing, each Party shall execute and deliver the agreements and instruments contemplated hereby to be executed and delivered by such Party at the Closing.

(e)    If, prior to the Closing any Company Party or any Seller has breached, or failed to perform or satisfy, in any material respect, any of their representations, warranties, contained in Sections 3 or 4 of this Agreement (each a “Default”), which Default would cause the conditions set forth in Section 6.1 not to be satisfied, then the Parties shall, during a period of five (5) days, meet to discuss such Default and shall use reasonable commercial efforts to agree on amendments to the economic and/or other terms of this Agreement and the Transactions in a manner that is fair and equitable to all of the Parties to address the consequences of the Default.

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8.9           R&W Insurance Policy. Prior to or upon the Effective Date, Parent shall make commercially reasonable efforts to obtain a representations and warranties insurance policy, for the benefit of Parent as the name insured (the “R&W Insurance Policy”) on such terms and conditions acceptable to Parent. Each of the Company Parties shall use commercially reasonable efforts to cooperate with Parent and the applicable insurance provider as reasonably requested by Parent and such insurance provider in connection with obtaining the R&W Insurance Policy. Following the Closing, the Representative shall provide reasonable cooperation to Parent, the applicable provider and the Surviving Company in connection with pursuing claims under such policy if requested by Parent or the applicable insurance provider.

9.     At-Closing and Post-Closing Covenants and Other Agreements.

[*****].

10.    Miscellaneous.

10.1          Confidentiality. Unless otherwise expressly set forth elsewhere herein, each Party agrees to keep the terms and conditions of this Agreement, and any confidential information that such Party receives from any other Party hereto as a result of this Agreement, strictly confidential, with only the six (6) following exceptions: (i) as disclosure may be required by applicable Law, regulation or to enforce the terms of this Agreement, including but not limited to disclosure to any Governmental Authority as required to obtain necessary Government Consents, such disclosure to expressly include the disclosure and publication of a version of this Agreement to be published on SEDAR in accordance with all applicable Canadian Securities Law; (ii) to secure tax, financial or legal advice from a professional tax consultant, financial advisor, accountant, banking officer or attorney; (iii) in the event that a Party sues on this Agreement or otherwise requires this Agreement to defend itself in a lawsuit, that Party may disclose this Agreement to and/or file it with the Court; (iv) this Agreement may be disclosed by a Party to its own spouse, members, managers, directors, insurance agents, insurance brokers, insurers, attorneys and professional advisors who need to know and agree to be bound by the confidentiality provisions herein (with such disclosing Party bearing all Liability for any such disclosure by any such Person); (v) any Party may disclose the existence of this Agreement to any Person, but not its terms; and (vi) this Agreement and any confidential information may otherwise be disclosed to any Person with the written consent of all Parties hereto (as it pertains to this Agreement) and the disclosing Party(ies) (as it pertains to confidential information). In the case of a legal, quasi-legal, agency, or executive investigation or action, each of the Parties agrees to notify the other Parties, to the extent permitted by Law, within a reasonable amount of time (but no later than fourteen (14) days (or fewer days, if warranted under the circumstances)) if they receive notice of an Order, request, or action from any Person, entity, court, administrative body, or governmental entity requesting or requiring the production or disclosure of any document or information subject to confidentiality pursuant to this Section 10.1, so that an affected Party may appear and oppose such Order, request, or action (at its sole cost and expense).

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10.2         Public Announcements. Merger Sub and Representative, on behalf of Sellers, shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated herein and shall not issue any such press release or make any such public statements without the prior consent of the other Party, which shall not be unreasonably withheld or delayed; provided, however, that a Party may, without the prior consent of the other Party (but after such consultation, to the extent practicable under the circumstances), issue such press release or make such public statements as may upon the advice of outside, disinterested counsel be required by Law or, as applicable, the rules or regulations of the TSX.

10.3         Costs and Expenses. Except as provided in Section 10.18(c), each Party to this Agreement shall bear his, her or its own Transaction Expenses; provided, however, that Sellers shall be responsible for and shall discharge all Company Transaction Expenses.

10.4         Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. This Agreement may not be assigned by any party except with the prior written consent of the other parties hereto; provided, however, that Merger Sub may assign this Agreement to its Affiliate, and any Valens may assign its rights to its lenders as collateral security with respect to loan obligations so long as Merger Sub remains liable for its obligations hereunder. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective successors and assigns or the indemnified parties in Section 9 any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

10.5         Governing Law. This Agreement shall be governed by the internal Law of State of Delaware, without regard to conflict of Law principles.

10.6         Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature) or other commonly recognized transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

10.7         Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

10.8         Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the Party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, or (c) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt, in each case to the intended recipient as set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.8):

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if to Representative, Sellers, Clarity Sellers or the Company (prior to Closing):

Green Roads of Florida LLC c/o Green Roads Founders LLC

601 Fairway Dr.

Deerfield Beach, FL 33441

Attn: [*****]

Email: [*****]

with a copy (which will not constitute notice) to:

Greenberg Traurig, LLP

401 East Las Olas Boulevard Suite 2000

Fort Lauderdale, FL 33301

Attn: [*****]

Email: [*****]

if to Parent or Merger Sub, to:

The Valens Company Inc.

96 Spadina Ave, Suite 400

Toronto ON, M5V 2J6

Attn: President / General Counsel and Corporate Secretary

Email: [*****]

with a copy (which will not constitute notice) to each of:

Foley Hoag LLP

1301 Avenue of the Americas

25th floor

New York, NY 10019

Attn: [*****]

Email: [*****]

and

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Canada

Attn: [*****]

Email: [*****]

10.9         Attorneys’ Fees. In any Legal Proceeding arising out of or relating to the Transaction Agreements, the prevailing Party shall be entitled to recover its reasonable attorneys’ fees, costs and necessary disbursements from the losing Party(ies).

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10.10         Amendments and Waivers. This Agreement may be amended or terminated, and any provision hereof may be waived, only with the written consent of Parent and Representative. Any purported amendment or waiver effected in violation of this Section 10.10 shall be void and of no effect.

10.11         Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

10.12         Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non- defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by Law or otherwise afforded to any party, shall be cumulative and not alternative.

10.13         Entire Agreement. This Agreement (including the Exhibits hereto) the other Transaction Agreements constitute the full and entire understanding and agreement between the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties are expressly canceled.

10.14         Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts located in Kent County, Delaware (the “Exclusive Venues”) for the purpose of any Legal Proceeding arising out of or based upon any of the Transaction Agreements, (b) agree not to commence any suit, action or other proceeding arising out of or based upon any of the Transaction Agreements except in the Exclusive Venues, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such Legal Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that any of the Transaction Agreements or the subject matter hereof may not be enforced in or by such court.

10.15         Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL- ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING FRAUD IN THE INDUCEMENT AND NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

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10.16         No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rules of strict construction will be applied against any Party.

10.17         Specific Performance. Except as set forth in Section 10.20, in addition to being entitled to exercise all rights provided herein or granted by Law, including recovery of damages, the Parties will be entitled to seek specific performance under this Agreement. The Parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of this Agreement and hereby agree to waive in any action for specific performance of any such obligation the defense that a remedy at Law would be adequate.

10.18         Termination.

(a)   Right of Termination. This Agreement (and the transactions contemplated hereby) may be terminated prior to or at Closing only:

(i)    by mutual written consent of Representative and Parent;

(ii)   by Parent, if neither Merger Sub nor Parent is in breach of its obligations under this Agreement, and if (A) any Company Party or any Seller has breached, or failed to perform or satisfy, any of their representations, warranties, covenants, closing conditions, or other agreements contained in this Agreement, which breach or failure to perform or satisfy (x) would cause the conditions set forth in Section 6 not to be satisfied and (y) if capable of being cured, is not cured within twenty (20) days after Parent has provided to Representative notice in writing of its intention to terminate this Agreement (which notice shall be provided no later than twenty (20) days of Parent becoming aware of such breach or failure to perform or satisfy, provided Representative has delivered written notice of such breach or failure to perform or satisfy to Parent), or (B) if the Company experiences a Company Material Adverse Effect;

(iii)   by Representative, if Sellers are not in breach of their obligations under this Agreement, and (A) if either Merger Sub or Parent has breached, or failed to perform or satisfy, any of its representations, warranties, covenants, closing conditions, or other agreements contained in this Agreement, which breach or failure to perform or satisfy (x) would cause the conditions set forth in Section 7 not to be satisfied and (y) if capable of being cured, is not cured within twenty (20) days after Representative has provided to Parent notice in writing of its intention to terminate this Agreement (which notice shall be provided no later than twenty (20) days of Representative becoming aware of such breach or failure to perform or satisfy, provided Parent has delivered written notice of such breach or failure to perform or satisfy to Representative), or (B) if there has been a Valens Material Adverse Effect;

(iv)   by Representative or Parent, upon written notice to the other party, if the transactions contemplated by this Agreement have not been consummated on or prior to June 15, 2021, or such later date, if any, as Representative and Parent may agree upon in writing (the “Termination Date”); provided, however, that the terminating party is not in material breach of any of its obligations hereunder that has been the primary cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date; or

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(v)   by Representative or Parent, upon notice to the other party, if a Governmental Authority of competent jurisdiction has issued an Order permanently enjoining, making illegal or otherwise prohibiting the consummation of the transactions contemplated in this Agreement.

(b)   Effect of Termination. [*****].

(c)   Termination Expenses. [*****].

10.19        Time is of the Essence. Time is of the essence with respect to each Party’s performance of its obligations under this Agreement.

10.20        Appointment of Representative.

(a)   Each Merger Seller, each GRH Seller and the Company irrevocably constitute and appoint Dale Baker as Representative, with full and unqualified power to delegate to one or more Persons the authority granted to it hereunder, to act as such Person’s true and lawful attorney-in-fact and agent, with full power of substitution, and authorizes Representative acting for such Person and in such Person’s name, place and stead, in any and all capacities to do and perform every act and thing required or permitted to be done in connection with the transactions contemplated by this Agreement and the other Transaction Agreements, as fully to all intents and purposes as such Person might or could do in person, including:

(i)   to determine the time and place of Closing, to determine whether the conditions to effect the Closing set forth in Section 7 have been satisfied (or to waive such conditions);

(ii)   to take any and all action on behalf of such Sellers and the Company from time to time as Representative may deem necessary or desirable to fulfill the interests and purposes of this Agreement and the other Transaction Agreements and to engage agents and representatives (including accountants and legal counsel) to assist in connection therewith, including the consummation of the Merger and the GRH Unit Transfer as contemplated hereby;

(iii)   to negotiate, approve, execute and deliver any amendments to and terminations of this Agreement and the other Transaction Agreements and to negotiate, approve, execute and deliver any modification to the Disclosure Schedule;

(iv)   to give such directions, orders and instructions as Representative in his sole discretion shall determine with respect to this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby;

(v)   to retain portions of the Merger Consideration and GRH Unit Consideration for payment of expenses relating to the transactions or the obligations of the Sellers and the Company, Representative, or any such Seller or the Company arising under or in connection with this Agreement and maintain a reserve for a period of time in connection with the payment of such expenses or obligations, and to incur and pay such expenses and obligations out of such reserve as Representative deems appropriate in his sole discretion;

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(vi)   to take all actions necessary to handle and resolve claims by or against Merger Sub or Parent for indemnification by such Sellers under this Agreement;

(vii)   take all actions necessary to handle and resolve any adjustment to the Merger Consideration and GRH Unit Consideration under this Agreement;

(viii)   to retain and to pay legal counsel, investment bankers and other professionals in connection with any and all matters referred to herein or relating hereto or any other Transaction Agreements (which counsel or other professionals may, but need not, be counsel or other professionals engaged by the Company);

(ix)   to make, acknowledge, verify and file on behalf of any such Seller applications, consents to service of process and such other documents, undertakings or reports as may be required by Law as determined by Representative in his sole discretion after consultation with counsel; and

(x)   to make, exchange, acknowledge, deliver, amend and terminate all such other Contracts, powers of attorney, Order, receipts, notices, requests, instructions, certificates, letters and other writings, and in general to do all things and to take all actions, that Representative in his sole discretion may consider necessary or proper in connection with or to carry out the aforesaid, as fully as could such Sellers if personally present and acting.

(b)   Each Merger Seller and each GRH Seller hereby irrevocably grants unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or desirable to be done in connection with the matters described above, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that Representative may lawfully do or cause to be done by virtue hereof. Each such Seller further agrees not to take any action inconsistent with the terms of this Section 10.20 or with the actions (or decisions not to act) of Representative hereunder, and in any case shall not take any action or other position under this Agreement without the consent of Representative. To the extent of any inconsistency between the actions (or decisions not to act) of Representative and of any such GRH Seller hereunder, the actions (or decisions not to act) of Representative shall control. EACH MERGER SELLER AND EACH GRH SELLER ACKNOWLEDGES THAT IT IS HIS EXPRESS INTENTION TO HEREBY GRANT A DURABLE POWER OF ATTORNEY UNTO REPRESENTATIVE TO UNDERTAKE THOSE RESPONSIBILITIES PROVIDED FOR HEREIN, AND THAT THIS DURABLE POWER OF ATTORNEY IS NOT AFFECTED BY SUBSEQUENT INCAPACITY OF SUCH SELLER. Each Seller further acknowledges and agrees that upon execution of this Agreement, any delivery by Representative of any waiver, amendment, agreement, opinion, certificate or other documents executed by Representative pursuant to this Section 10.20, such Seller shall be bound by such documents as fully as if such Seller had executed and delivered such documents, and any action (or decision not to act) taken or otherwise implemented by Representative under this Agreement shall be binding upon all Sellers.

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(c)   Actions of Representative.

(i)   Each Seller agrees that Merger Sub and Parent shall be entitled to rely on any action taken by Representative, on behalf of Sellers pursuant to Section 10.20(a) above (each, an “Authorized Action”), and that each Authorized Action shall be binding on each such Seller as fully as if such Person had taken such Authorized Action. Each Seller acknowledges and agrees that any payment made by Merger Sub on behalf of such Seller to Representative pursuant to this Agreement shall constitute full and complete payment to such Seller and Merger Sub shall have no further Liability therefor. No Seller shall bring, and each Seller hereby waives any right to bring, any Legal Proceeding against Merger Sub as a result of any actions or inactions of Representative.

(ii)   Other than in its capacity as a Seller hereunder and without limitation to its obligations under any Transaction Document wherein the Representative acts in a capacity as the Representative, the Representative shall have no liability to the Merger Sub or Parent for any default under any Transaction Document by any other Seller. Except for Fraud or willful misconduct on its part, (x) the Representative shall have no liability to any other Seller under any Transaction Document for any act or omission by the Representative on behalf of the other Sellers; and (y) the Sellers agree, jointly and severally with all other Sellers, to indemnity and hold the Representative harmless for any Losses arising out of or otherwise associated with the Representative serving as the Representative hereunder.

(d)   Death or Disability of Representative. In the event of the death or permanent disability of Representative, or his resignation, the successor Representative shall be John Wazowicz, and in the event of the death or permanent disability of John Wazowicz, or his resignation, the successor Representative shall be appointed by a majority vote of the beneficial holders of a majority (by Transaction Pro Rata Share immediately prior to the Closing, with each such holder (or such holder’s successors or assigns) to be given a vote equal to the number of votes represented by the percentage of the outstanding Equity Interests held by such holder immediately prior to the Closing, and in that event the appointment shall be binding upon all the Sellers.

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10.21        Legal Representation; Attorney-Client Privilege. Each of the Parties to this Agreement hereby agrees, on its own behalf and on behalf of its representatives, that (a) following consummation of the transactions contemplated herein, Greenberg Traurig LLP (“Company Counsel”) may serve as counsel to the Sellers or the Representative, in connection with any action, claim or obligation arising out of or relating to this Agreement or the transactions contemplated herein or any other matter, and each of the Parties hereby consents thereto and waives any conflict of interest arising therefrom, and each of such Parties shall cause any representative thereof to consent to waive any conflict of interest arising from such representation. Each of the Parties to this Agreement further agrees to permit (and shall take reasonable steps requested by any Party at such requesting Party’s expense so that) any privilege attaching as a result of the services provided by the Company’s Counsel as counsel to the Sellers or the Representative (including with respect to information related to the Company) and the Company in connection with this Agreement and the transactions contemplated herein to survive the Closing and to remain in effect, and such privilege shall continue to be controlled solely by the Sellers following the Closing. In addition, if the Merger and the transactions contemplated herein are consummated, all of the client files and records in the possession of the Company’s Counsel related to such transactions shall continue to be property of (and be controlled by) the Sellers solely, and no Company Party shall retain any copies of such records or have any access to them without the consent of Representative.

(Signature Page Follows)

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IN WITNESS WHEREOF, the parties have executed this Plan of Merger and Securities Purchase Agreement as of the date first written above.

COMPANY:

GREEN ROADS FOUNDERS LLC

By:	(signed) “Laura Fuentes”
Name: Laura Fuentes
Title: CEO

GR HOLDINGS:

GREEN ROADS HOLDINGS LLC

By:	(signed) “Laura Fuentes”
Name: Laura Fuentes
Title: CEO

CLARITY LABS:

CLARITY LABS LLC

By:	(signed) “Laura Fuentes”
Name: Laura Fuentes
Title: Manger

SELLERS:

HBDB 2008 TRUST

By:	(signed) “Jonathan Williams”
Name: Jonathan Williams
Title: Trust Officer - Premier Trust, Inc.

Signed:	(signed) “Laura Fuente”
Print Name: Laura Fuents

Signed:	(signed) “Arby Barroso”
Print Name: Arby Barroso

Signed:	(signed) “Danny Perdeck”
Print Name: Danny Perdeck

Signed:	(signed) “James Tundidor”
Print Name: James Tundidor

Signed:	(signed) “Dale Baker”
Print Name: Dale Baker

Signed:	(signed) “Pamela Krop”
Print Name: Pamela Krop

Signed:	(signed) “John Wazowicz”
Print Name: John Wazowicz

Signed:	(signed) “Lee Sosin”
Print Name: Lee Sosin

Signed:	(signed) “Kenneth Mark”
Print Name: Kenneth Mark

Signed:	(signed) “Kyle Lazernick”
Print Name: Kyle Lazernick

Signed:	(signed) “Matt Haimm”
Print Name: Matt Haimm

Signed:	(signed) “Anthony Alfonso”
Print Name: Anthony Alfonso

Signed:	(signed) “Megan Alfonso”
Print Name: Megan Alfonso

MERGER SUB:

VGR MERGER SUB, INC.

By:	(signed) “Tyler Robson”
Name: Tyler Robson
Title: Chief Executive Officer

PARENT:

THE VALENS COMPANY INC.

By:	(signed) “Jeff Fallows”
Name: Jeff Fallows
Title: President